Old Mutual Columbus Circle Technology and Communications Portfolio

Old Mutual Growth II Portfolio

Old Mutual Large Cap Growth Portfolio

Old Mutual Large Cap Growth Concentrated Portfolio

Old Mutual Mid-Cap Portfolio

Old Mutual Select Value Portfolio

Old Mutual Small Cap Portfolio

Old Mutual Small Cap Growth Portfolio



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Columbus Circle Technology and Communications Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisor: Columbus Circle Investors

Performance Highlights

• *The Old Mutual Columbus Circle Technology and Communications Portfolio gained 13.48% during the six-month period ended June 30, 2007. The Portfolio outperformed its benchmark, the NYSE Arca Tech 100 Index, which gained 8.32% during the same time period.*

• *Technology spending remained healthy during the period due to solid gross domestic product growth, record corporate margins and bandwidth constraints which are arising due to the explosive use of video over the Internet.*

• *Contributing to performance during the semi-annual period were stocks such as First Solar, Apple and CommScope (no longer a Portfolio holding), while QLogic (no longer a Portfolio holding), Network Appliance (no longer a Portfolio holding) and NeuStar (no longer a Portfolio holding) detracted from the Portfolio's absolute gains.*

Q. **How did the Portfolio perform relative to its benchmark?**

A. The Old Mutual Columbus Circle Technology and Communications Portfolio (the "Portfolio") gained 13.48% during the six-month period ended June 30, 2007. The Portfolio outperformed its benchmark, the NYSE Arca Tech 100 Index, which gained 8.32% during the same time period.

Q. **What investment environment did the Portfolio face during the past six months?**

A. Stocks in the technology sector posted gains during the six-month period ended June 30, 2007. The sector rose modestly during the first quarter, but experienced increased volatility due to concerns over the impact of tighter credit standards on the U.S. consumer. During the second quarter, technology stocks posted strong gains as global growth continued at a brisk pace, despite slower growth from the U.S. consumer. Technology spending remained healthy during the period due to solid gross domestic product growth, record corporate margins and bandwidth constraints which are arising due to the explosive use of video over the Internet.

Q. **Which market factors influenced the Portfolio's relative performance?**

A. During the first quarter, the U.S. consumer was aided by solid employment growth and lower energy prices, offsetting declining housing prices and tighter credit standards. The U.S. consumer was negatively impacted by tighter credit standards during the second quarter, however. Columbus Circle Investors' ("Columbus Circle") avoidance of stocks that were exposed to U.S. consumer weakness aided the Portfolio's performance relative to the benchmark during the period.

Q. **How did composition affect Portfolio performance?**

A. Contributing to performance during the semi-annual period were stocks such as First Solar, Apple and CommScope (no longer a Portfolio holding), while QLogic (no longer a Portfolio holding), Network Appliance (no longer a Portfolio holding) and NeuStar (no longer a Portfolio holding) detracted from the Portfolio's absolute gains.

First Solar, a repeat winner and low cost designer and manufacturer of thin-film solar modules, significantly exceeded first-quarter expectations. The company benefited from higher throughput per production line and better-than-expected cell efficiency gains. Management raised their 2007 profit expectations above street expectations, due to a faster-than-expected ramp-up for the firm's new German facility and higher cell efficiency rates. Management indicated that they continue to see strengthening demand for their product due to its competitive low cost nature and global demand for cleaner energy.

Apple, a leading personal computer and MP3 producer significantly beat earnings expectations due to strong margins and better-than-expected MAC units. Margin upside was driven by more competitive NAND flash pricing. In addition, the company launched the iPhone in Cingular stores on June 29, 2007. Apple's most significant new product since the launch of the iPod is expected to be sold out for quite some time.

Commscope, a cable supplier to telecommunications companies and corporate enterprises, released a positive outlook for the March quarter, then significantly exceeded expectations when earnings were reported in April. Video over the Internet drove bandwidth constraints during the period and caused all three divisions (cable, telecommunications and enterprise) to produce better-than-expected results.

QLogic, a storage component company with products that speed up performance of data flow, reported in-line profits during the period and provided expectations for future growth that disappointed the market. The firm's non-core controller business is tapering off faster than expected, while their new line of switches are taking longer than expected to penetrate top accounts.

Storage systems company Network Appliance benefited from the move to networked storage and the increasing need to archive data (due to disaster recovery and Sarbanes Oxley compliance). However, revenues for the first quarter were below expectations due to increased competition from EMC and some market saturation. Columbus Circle exited the position prior to the negative earnings announcement for the first quarter.

Neustar, a telecom call routing and database service provider, beat first-quarter expectations, but was unable to raise guidance for the first time in a year. This was due to the recognition of revenue issues at the firm's recently acquired Followap division. Columbus Circle has exited the position as it believes this issue will affect the stock's value through the remainder of the year.

Q. What is the investment outlook for the technology sector?

A. While economic growth has slowed modestly and lending standards have tightened, Columbus Circle believes the market will see a continuation of strong fundamentals in 2007 due to emerging market growth, solid U.S. employment and wage growth, as well as strong corporate cash flows. In addition, the sub-advisor notes that video streaming over the Internet is the most significant secular driver of technology spending this decade. The Portfolio will continue to focus on stocks of companies that the sub-advisor believes are dynamic, in attractive markets and positioned to benefit from positive industry dynamics and dominant secular trends. The emerging themes Columbus Circle remains focused on are video streaming and downloading, Internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization) and security. Columbus Circle believes the Portfolio is positioned to capitalize on these themes, the resurgent technology spending environment, as well as emerging technologies.

Top Ten Holdings as of June 30, 2007 (Unaudited)

Google, Cl A	5.0%
Apple	4.9%
Qualcomm	3.6%
Microsoft	3.3%
Texas Instruments	3.3%
Adobe Systems	3.1%
Cisco Systems	3.1%
Hewlett-Packard	2.9%
Shire ADR	2.8%
VeriSign	2.6%
As a % of Total Portfolio Investments	34.6%

Columbus Circle Technology and
Communication Portfolio

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Columbus Circle Technology and Communications Portfolio	04/30/97	13.48%	23.17%	10.76%	10.25%	1.35%	1.65%
NYSE Arca Tech 100 Index	04/30/97	8.32%	21.23%	9.24%	13.44%	13.20%	14.32%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

Prior to November 2, 1999, the Portfolio was diversified and did not concentrate its investments. Therefore, the Portfolio's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.14% and 0.85%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 99.4%		
Advertising Sales — 2.6%		
Focus Media Holding ADR*	16,700	$ 843
Lamar Advertising, Cl A	13,200	829
Total Advertising Sales		1,672
Aerospace/Defense — 2.0%		
Rockwell Collins	18,100	1,279
Total Aerospace/Defense		1,279
Applications Software — 3.4%		
Microsoft	74,300	2,190
Total Applications Software		2,190
Cable TV — 2.0%		
Rodgers Communications, Cl B	30,200	1,283
Total Cable TV		1,283
Cellular Telecommunications — 1.7%		
NII Holdings*	13,700	1,106
Total Cellular Telecommunications		1,106
Commercial Services — 1.0%		
Arbitron	13,000	670
Total Commercial Services		670
Computer Services — 1.7%		
DST Systems*	13,700	1,085
Total Computer Services		1,085
Computer Software — 1.4%		
Omniture*	38,900	892
Total Computer Software		892
Computers — 10.9%		
Apple*	26,300	3,210
Dell*	45,800	1,308
Hewlett-Packard	42,700	1,905
Research In Motion*	3,300	660
Total Computers		7,083
Computers-Integrated Systems — 1.0%		
Stratasys*	13,600	639
Total Computers-Integrated Systems		639
Decision Support Software — 1.0%		
Interactive Intelligence*	32,300	665
Total Decision Support Software		665

Description	Shares	Value (000)
E-Commerce/Products — 1.3%		
Amazon.com*	12,400	$ 848
Total E-Commerce/Products		848
Electronic Components-Miscellaneous — 1.9%		
Gentex	61,612	1,213
Total Electronic Components-Miscellaneous		1,213
Electronic Components-Semiconductors — 14.0%		
Intersil, Cl A	31,400	988
MEMC Electronic Materials*	21,324	1,303
Microsemi*	48,300	1,157
Nvidia*	33,200	1,371
ON Semiconductor*	96,800	1,038
Silicon Motion Technology ADR*	45,900	1,140
Texas Instruments	57,200	2,152
Total Electronic Components-Semiconductors		9,149
Electronic Forms — 3.1%		
Adobe Systems*	51,048	2,050
Total Electronic Forms		2,050
Electronic Measuring Instruments — 2.1%		
Trimble Navigation*	42,800	1,378
Total Electronic Measuring Instruments		1,378
Energy-Alternate Sources — 2.0%		
First Solar*	14,900	1,330
Total Energy-Alternate Sources		1,330
Enterprise Software/Services — 2.2%		
Oracle*	73,900	1,457
Total Enterprise Software/Services		1,457
Instruments-Scientific — 2.5%		
Thermo Fisher Scientific*	31,800	1,645
Total Instruments-Scientific		1,645
Internet Application Software — 0.5%		
DealerTrack Holdings*	8,800	324
Total Internet Application Software		324
Internet Security — 6.5%		
Blue Coat Systems*	27,300	1,352
Vasco Data Security International*	52,100	1,186
VeriSign*	53,600	1,700
Total Internet Security		4,238
Medical Instruments — 4.0%		
Intuitive Surgical*	8,300	1,152
St. Jude Medical*	35,200	1,460
Total Medical Instruments		2,612

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

JUNE 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 0.9%		
Celgene*	10,727	$ 615
Total Medical-Biomedical/Genetic		615
Medical-Drugs — 3.9%		
Abbott Laboratories	12,900	691
Shire ADR	25,000	1,853
Total Medical-Drugs		2,544
Networking Products — 4.7%		
Cisco Systems*	71,800	2,000
Juniper Networks*	31,100	783
Starent Networks*	21,600	317
Total Networking Products		3,100
Semiconductor Equipment — 1.9%		
Applied Materials	62,800	1,248
Total Semiconductor Equipment		1,248
Telecommunications Equipment — 2.6%		
Arris Group*	50,100	881
Sonus Networks*	94,300	804
Total Telecommunications Equipment		1,685
Telecommunications Equipment-Fiber Optics — 1.9%		
Ciena*	33,800	1,221
Total Telecommunications Equipment-Fiber Optics		1,221
Web Hosting/Design — 1.2%		
Equinix*	8,700	796
Total Web Hosting/Design		796
Web Portals/ISP — 5.0%		
Google, Cl A*	6,200	3,245
Total Web Portals/ISP		3,245
Wire & Cable Products — 2.6%		
Belden	11,100	614
General Cable*	14,400	1,091
Total Wire & Cable Products		1,705
Wireless Equipment — 5.9%		
Nokia ADR	53,600	1,506
Qualcomm	54,500	2,365
Total Wireless Equipment		3,871
Total Common Stock (Cost $46,958)		64,838

Description	Shares	Value (000)
Money Market Fund — 1.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	704,181	$ 704
Total Money Market Fund (Cost $704)		704
Total Investments — 100.5% (Cost $47,662)		65,542
Other Assets and Liabilities, Net — (0.5%)		(304)
Total Net Assets — 100.0%		$ 65,238

* Non-income producing security.
(A) — The rate reported is the 7-day effective yield as of June 30, 2007.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

As of June 30, 2007 (Unaudited)

	Old Mutual Columbus Circle Technology and Communications Portfolio
Assets:	
Investment Securities, at cost	$ 47,662
Investment Securities, at value	$ 65,542
Receivable for Investments Sold	2,162
Receivable from Investment Advisor	45
Dividends and Interest Receivable	8
Prepaid Trustees' Fees	1
Receivable for Capital Shares Sold	1
Total Assets	67,759
Liabilities:	
Payable for Investments Purchased	2,344
Payable for Capital Shares Redeemed	71
Payable for Management Fees	51
Accrued Expenses	55
Total Liabilities	2,521
Net Assets	$ 65,238
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 21,550,247 oustanding shares of beneficial interest	$ 1,445,599
Accumulated Net Investment Loss	(146)
Accumulated Net Realized Loss on Investments	(1,398,095)
Net Unrealized Appreciation on Investments	17,880
Net Assets	$ 65,238
Net Asset Value, Offering and Redemption Price Per Share	$ 3.03

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

	Old Mutual Columbus Circle Technology and Communications Portfolio
Investment Income:	
Dividends	$ 133
Interest	8
Less: Foreign Taxes Withheld	(5)
Total Investment Income	136
Expenses:	
Management Fees	316
Trustees' Fees	14
Professional Fees	36
Custodian Fees	31
Printing Fees	22
Transfer Agent Fees	13
Other Expenses	15
Total Expenses	447
Less:	
Waiver of Management Fees	(165)
Net Expenses	282
Net Investment Loss	(146)
Net Realized Gain from Security Transactions	9,626
Net Realized Loss from Written Options Contracts	(9)
Net Change in Unrealized Depreciation on Investments	(1,124)
Net Change in Unrealized Appreciation on Written Options Contracts	9
Net Realized and Unrealized Gain on Investments	8,502
Increase in Net Assets Resulting from Operations	$ 8,356

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Columbus Circle Technology and Communications Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Loss	$ (146)	$ (456)
Net Realized Gain from Security Transactions and Written Options Contracts	9,617	29,948
Net Change in Unrealized Depreciation on Investments and Written Options Contracts	(1,115)	(25,028)
Net Increase in Net Assets Resulting from Operations	8,356	4,464
Capital Share Transactions:		
Shares Issued	173	1,270
Shares Redeemed	(15,193)	(49,135)
Decrease in Net Assets Derived from Capital Shares Transactions	(15,020)	(47,865)
Total Decrease in Net Assets	(6,664)	(43,401)
Net Assets:		
Beginning of Year	71,902	115,303
End of Year	**$ 65,238**	**$ 71,902**
Accumulated Net Investment Loss	$ (146)	$ —
Shares Issued and Redeemed:		
Shares Issued	61	497
Shares Redeemed	(5,463)	(18,800)
Net Decrease in Shares Outstanding	(5,402)	(18,303)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and For the Six-Month Period ended June 30, 2007 (unaudited)

Old Mutual Columbus Circle Technology and Communications Portfolio

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Loss to Average Net Assets	Portfolio Turnover Rate
2007*	$ 2.67	$(0.01)[1]	$ 0.37	$ 0.36	$ —	$ —	$ —	$ 3.03	13.48%[†]	$ 65,238	0.85%**	1.35%**	(0.44)%**	83.69%[†]
2006	2.55	(0.01)[1]	0.13	0.12	—	—	—	2.67	4.71%	71,902	0.85%	1.14%	(0.45)%	188.12%
2005	2.32	(0.02)[1]	0.25	0.23	—	—	—	2.55	9.91%	115,303	1.14%	1.14%	(0.87)%	29.66%
2004	2.18	(0.01)[1]	0.15	0.14	—	—	—	2.32	6.42%	145,141	1.13%	1.13%	(0.69)%	76.42%
2003	1.50	(0.02)[1]	0.70	0.68	—	—	—	2.18	45.33%	192,967	1.10%	1.10%	(0.84)%	167.83%
2002	3.26	(0.03)	(1.73)	(1.76)	—	—	—	1.50	(53.99)%	168,266	1.08%	1.08%	(0.85)%	236.25%

* For the six-month period ended June 30, 2007.

** Ratios for periods less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized.

[1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2007 (UNAUDITED)

1. ORGANIZATION

Old Mutual Columbus Circle Technology and Communications Portfolio (the "Technology and Communications Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Technology and Communications Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Growth II Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Technology and Communications Portfolio is classified as a non-diversified management investment company. The financial statements for the Technology and Communications Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 79% of the outstanding shares of the Technology and Communications Portfolio was held by the account of one participating insurance company.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Technology and Communications Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Notes to Financial Statements — continued

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Technology and Communications Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Technology and Communications Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Technology and Communications Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Technology and Communications Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Technology and Communications Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.85% of the Technology and Communications Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Technology and Communications Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Technology and Communications Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Technology and Communications Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Technology and Communications Portfolio to exceed 0.85%. Consequently, no reimbursement by the Technology and Communications Portfolio will be made unless: (i) the Technology and Communications Portfolio's assets exceed $75 million; (ii) the Technology and Communications Portfolio's total annual operating expense ratio is less than 0.85%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Technology and Communications Portfolio for which the Advisor may seek reimbursement was $294,878 (expiring December 31, 2009) and $165,266 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Technology and Communications Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Technology and Communications Portfolio, and the Advisor entered into an interim sub-advisory agreement with Columbus Circle Investors to provide sub-advisory services to the Technology and Communications Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Technology and Communications Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Columbus Circle Technology and Communications Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Technology and Communications Portfolio for the six-month period ended June 30, 2007, were $55,407,230 and $69,246,185, respectively.

Transactions in option contracts written for the six-month period ended June 30, 2007, were as follows:

	Number of Contracts	Premiums
Outstanding at December 31, 2006	420	$ 78,957
Options Exercised	(420)	(78,957)
Options Written	427	43,980
Options terminated in closing purchasing transactions	(427)	(43,980)
Outstanding at June 30, 2007	—	$ —

5. FEDERAL TAX INFORMATION

The Technology and Communications Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-In Capital (000)	Increase Undistributed Net Investment Income (000)
$(456)	$456

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:

December 2009	$(1,131,729)
December 2010	(273,029)
Unrealized appreciation	16,041
	$(1,388,717)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Technology and Communications Portfolio utilized $29,207 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Technology and Communications Portfolio, for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$47,662	$18,047	$(167)	$17,880

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Technology and Communications Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Technology and Communications Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Technology and Communications Portfolio concentrates its investments in specific industries within the technology and communications sectors, which causes the Technology and Communications Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. The Technology and Communications Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

Non-Diversified Portfolio Risk — The Technology and Communications Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Technology and Communications Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Technology and Communications Portfolio's NAV and total return than a diversified portfolio. The Technology and Communications Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Small and Mid-Size Company Risk — The Technology and Communications Portfolio may invest in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of smaller-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Technology and Communications Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

In the normal course of business, the Technology and Communications Portfolio enters into various contracts that provide for general indemnifications. The Technology and Communications Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Technology and Communications Portfolio. However, based on experience, the Technology and Communications Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. Litigation

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Technology and Communications Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Technology and Communications Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Technology and Communications Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Technology and Communications Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Technology and Communications Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Technology and Communications Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Columbus Circle Technology and Communications Portfolio				
Actual Portfolio Return	$1,000.00	$1,134.80	0.85%	$4.50
Hypothetical 5% Return	1,000.00	1,020.58	0.85%	4.26

* Expenses are equal to the Technology and Communications Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

This page is intentionally left blank.

 **OLD MUTUAL INSURANCE SERIES FUND**

CONTACT US FOR MORE INFORMATION
ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

888-772-2888

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

IN PERSON

4643 South Ulster Street, Suite 600
Denver, CO 80237

ON THE INTERNET

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-112 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Growth II Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

About This Report

Historical Returns

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

Portfolio Data

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Comparative Indexes

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Russell Midcap® Value Index

The unmanaged Russell Midcap® Value Index consists of stocks from the Russell Midcap® Index with lower price-to-book ratios and lower forecasted growth values.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL GROWTH II PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: Munder Capital Management and Turner Investment Partners, Inc.

Performance Highlights

- *For the six-month period ended June 30, 2007, the Old Mutual Growth II Portfolio gained 16.15%, outperforming the Russell Midcap® Growth Index, which returned 10.97%, and the S&P MidCap 400 Index, which gained 11.98%.*

- *Stock selection in consumer discretionary, industrials and information technology contributed to the Portfolio's performance relative to the Russell Midcap® Growth Index, while stock selection in health care, consumer staples and utilities detracted from relative performance.*

- *Strong stock selection led to outperformance during the period.*

- *Stocks of companies such as aQuantive, National Oilwell Varco and General Cable contributed to the Portfolio's strong absolute performance, while NutriSystem (no longer a Portfolio holding), American Home Mortgage (no longer a Portfolio holding) and Isilon Systems (no longer a Portfolio holding) detracted from the Portfolio's advances.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the six-month period ended June 30, 2007, the Old Mutual Growth II Portfolio (the "Portfolio") gained 16.15%, outperforming the Russell Midcap® Growth Index, which returned 10.97%, and the S&P MidCap 400 Index, which gained 11.98%.

Q. What investment environment did the Portfolio face during the past six months?

A. The mid-cap sector of the U.S. equity market, as represented by the S&P MidCap 400 Index, significantly outperformed both large caps, as represented by the S&P 500 Index which gained 6.96%, and the small-cap market, as represented by the Russell 2000® Index, which was up 6.45% during the six-month period. This outperformance represents a trend reversal from 2006 when large caps dominated for much of the year. Additionally, mid-cap growth stocks, as measured by the Russell Midcap® Growth Index, posted a 10.97% gain, outperforming their value counterparts as measured by the Russell Midcap® Value Index, which climbed 8.69%.

Merger and acquisition ("M&A") activity during the first six months of 2007 was strong, posting record-setting numbers. M&A activity reached $2,780 billion during the first half of 2007. The pace was set by private equity takeovers, which reached a record high of $568.7 billion representing 20% of total M&A activity. This was 23% higher than the previous record set in the second half of last year of $459.2 billion. In the United States, private equity takeover accounted for 35% of total merger volume, up from 22% in the first half of 2006. Many acquisition targets were in the mid-cap sector.

Q. Which market factors influenced the Portfolio's relative performance?

A. The increase in M&A activity buoyed mid-cap stocks during the period with a number of the Portfolio's holdings being positively affected by the activity. Additionally, a tendency for investors to seek higher quality companies had a positive impact on the Portfolio.

Q. How did composition affect Portfolio performance?

A. On an absolute basis, nine out of ten economic sectors achieved positive returns. Strong stock selection in consumer discretionary, industrials and information technology contributed to the Portfolio's performance relative to the Russell Midcap® Growth Index, while stock selection in health care, consumer staples and utilities detracted from relative performance.

Strong stock selection led to outperformance during the period. Stocks of companies such as aQuantive, National Oilwell Varco and General Cable contributed to the Portfolio's strong absolute performance, while NutriSystem (no longer a Portfolio holding), American Home Mortgage (no longer a Portfolio holding) and Isilon Systems (no longer a Portfolio holding) detracted from the Portfolio's advances.

aQuantive, a digital marketing services and technology company, benefited from M&A activity as Microsoft revealed that it will acquire the company for $66.50 per share in an all-cash transaction valued at about $6 billion. The deal is expected to take place in the first half of Microsoft's 2008 fiscal year. National Oilwell Varco is a provider of equipment and components used in oil and gas drilling and production operations. The company reported first-quarter net income of $275.9 million or $1.55 per share, compared to $120.3 million or $0.68 per share in the same quarter of last year. General Cable engages in the development, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products. The company's stock benefited from increased customer demand in the United States and Europe, global expansion into India and China and its agreement to acquire Norddeutsche Seekabelwerke from Corning.

On the other side of the equation, NutriSystem released disappointing first-quarter profit expectations. The weight management and fitness product provider's margins are expected to be under pressure due to what the company called "unseasonably high media rates". Mortgage investment company American Home Mortgage's stock was hurt by sub-prime contagion and rising delinquencies on some of the firm's mortgages. Isilon Systems, a company that engages in the design, development and marketing of clustered storage systems, missed first-quarter earnings expectations and its stock was penalized as a result.

Q. What is the investment outlook for the mid-cap stock market?

A. Munder Capital Management ("Munder") notes that analysts expect second-quarter earnings growth of 6% for the S&P MidCap 400 Index. This figure is below the 7% expectation from a couple of months ago and the double digit earnings trend seen during the past several years. In this slower growth environment, Munder expects its mid-cap core growth discipline to remain highly competitive due to the firm's emphasis on quality and consistent growth. Munder believes the market may be beginning to discount a real U.S. economic slowdown, in which the consumer will need to re-trench and repair household balance sheets. As the expected earnings numbers indicate, it will likely become increasingly difficult for companies to post double digit earnings expansion. Munder states that, in this environment, growth stocks may command a premium multiple.

Turner Investment Partners, Inc. ("Turner") continues to anticipate that 2007 will prove to be a year in which price/earnings ratios expand – a circumstance that can bode well for growth stocks. Turner believes any multiple expansion could help to offset the decelerating rate of corporate earnings growth. Therefore, although the sub-advisor believes stock-market levels could be higher at the end of the year than they are now, a number of risks could confound that outlook: consumer spending, which accounts for about 70% of U.S. gross domestic product, is softening; petroleum prices threaten to spike sharply higher; and a large loss in the suddenly unsteady Chinese stock market could have an adverse impact on the U.S. market. Turner does not, however, assign a high probability to any of those risks. Turner remains focused on owning stocks that it believes have the strongest earnings prospects. The firm currently favors shares of companies in the high-end retailer, casinos/gaming, medical supplier, hotel, investment-management, oil-well equipment, biotechnology, steel, semiconductor, telecommunications and wireless industries.

Top Ten Holdings as of June 30, 2007 (Unaudited)	
National Oilwell Varco	1.9%
Affiliated Managers Group	1.7%
NII Holdings	1.6%
GameStop, Cl A	1.6%
General Cable	1.5%
Penn National Gaming	1.3%
Oshkosh Truck	1.3%
Polo Ralph Lauren	1.2%
McDermott International	1.2%
EMCOR Group	1.2%
As a % of Total Portfolio Investments	14.5%

OLD MUTUAL GROWTH II PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Growth II Portfolio	04/30/97	16.15%	21.08%	12.96%	9.17%	3.53%	3.92%
Russell Midcap® Growth Index	04/30/97	10.97%	19.73%	14.48%	15.45%	8.66%	9.72%
S&P MidCap 400 Index	04/30/97	11.98%	18.51%	15.15%	14.17%	13.37%	14.37%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.15% and 1.04%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 99.0%		
Advertising Sales — 1.1%		
Focus Media Holding ADR*	4,020	$ 203
Lamar Advertising, Cl A	2,375	149
Total Advertising Sales		352
Agricultural Chemicals — 0.6%		
Syngenta ADR	5,400	210
Total Agricultural Chemicals		210
Apparel Manufacturers — 2.7%		
Coach*	5,017	238
Guess ?	5,040	242
Polo Ralph Lauren	4,220	414
Total Apparel Manufacturers		894
Applications Software — 0.5%		
Salesforce.com*	4,280	183
Total Applications Software		183
Auction House/Art Dealer — 0.8%		
Ritchie Bros Auctioneers	1,375	86
Sotheby's	3,925	181
Total Auction House/Art Dealer		267
Auto-Medium & Heavy Duty Trucks — 1.3%		
Oshkosh Truck	7,000	440
Total Auto-Medium & Heavy Duty Trucks		440
Beverages-Non-Alcoholic — 0.4%		
Hansen Natural*	2,890	124
Total Beverages-Non-Alcoholic		124
Casino Hotels — 0.5%		
Wynn Resorts	1,990	179
Total Casino Hotels		179
Casino Services — 0.7%		
International Game Technology	5,830	231
Total Casino Services		231
Cellular Telecommunications — 2.5%		
Leap Wireless International*	2,430	205
MetroPCS Communications*	2,540	84
NII Holdings*	6,695	541
Total Cellular Telecommunications		830
Chemicals-Diversified — 1.1%		
Celanese, Ser A	3,470	135
FMC	2,575	230
Total Chemicals-Diversified		365

Description	Shares	Value (000)
Coal — 0.3%		
Arch Coal	2,740	$ 95
Total Coal		95
Commercial Banks Non-US — 0.7%		
HDFC Bank ADR	2,600	219
Total Commercial Banks Non-US		219
Commercial Banks-Southern US — 0.8%		
Compass Bancshares	3,375	233
Synovus Financial	770	23
Total Commercial Banks-Southern US		256
Commercial Banks-Western US — 0.4%		
Zions Bancorporation	1,800	138
Total Commercial Banks-Western US		138
Commercial Services — 0.2%		
Quanta Services*	2,230	68
Total Commercial Services		68
Commercial Services-Finance — 0.8%		
Wright Express*	7,325	251
Total Commercial Services-Finance		251
Computer Services — 0.7%		
Cognizant Technology Solutions, Cl A*	2,949	221
IHS, Cl A*	275	13
Total Computer Services		234
Computer Software — 0.6%		
Blackbaud	8,825	195
Total Computer Software		195
Computers-Integrated Systems — 0.3%		
Riverbed Technology*	2,000	88
Total Computers-Integrated Systems		88
Computers-Peripheral Equipment — 0.5%		
Logitech International*	6,600	174
Total Computers-Peripheral Equipment		174
Consumer Products-Miscellaneous — 0.9%		
Jarden*	7,005	301
Total Consumer Products-Miscellaneous		301
Containers-Metal/Glass — 0.5%		
Owens-Illinois*	4,830	169
Total Containers-Metal/Glass		169

Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Cosmetics & Toiletries — 0.8%		
Avon Products	5,320	$ 196
Bare Escentuals*	2,090	71
Total Cosmetics & Toiletries		267
Data Processing/Management — 1.5%		
Fidelity National Information Services	3,000	163
Fiserv*	4,230	240
NAVTEQ*	2,375	101
Total Data Processing/Management		504
Dental Supplies & Equipment — 0.3%		
Dentsply International	2,230	85
Total Dental Supplies & Equipment		85
Diagnostic Equipment — 0.6%		
Cytyc*	4,825	208
Total Diagnostic Equipment		208
Dialysis Centers — 0.4%		
DaVita*	2,475	133
Total Dialysis Centers		133
Disposable Medical Products — 0.3%		
C.R. Bard	1,100	91
Total Disposable Medical Products		91
Diversified Manufacturing Operations — 1.2%		
Harsco	3,140	163
Roper Industries	4,040	231
Total Diversified Manufacturing Operations		394
E-Commerce/Services — 0.4%		
Expedia*	4,010	117
Total E-Commerce/Services		117
E-Marketing/Information — 0.3%		
aQuantive*	1,675	107
Total E-Marketing/Information		107
Electric Products-Miscellaneous — 0.5%		
Ametek	4,450	177
Total Electric Products-Miscellaneous		177
Electric-Integrated — 1.5%		
Entergy	1,450	156
Northeast Utilities	11,675	331
Total Electric-Integrated		487
Electric-Transmission — 0.6%		
ITC Holdings	5,250	213
Total Electric-Transmission		213

Description	Shares	Value (000)
Electronic Components-Semiconductors — 2.7%		
Altera	8,780	$ 194
Intersil, Cl A	6,740	212
Microchip Technology	4,200	155
Nvidia*	5,630	233
ON Semiconductor*	9,850	106
Total Electronic Components-Semiconductors		900
Electronic Measuring Instruments — 0.9%		
Itron*	3,700	288
Total Electronic Measuring Instruments		288
Electronics-Military — 1.1%		
L-3 Communications Holdings	3,900	380
Total Electronics-Military		380
Energy-Alternate Sources — 0.5%		
First Solar*	1,850	165
Total Energy-Alternate Sources		165
Engineering/R&D Services — 2.3%		
EMCOR Group*	5,350	390
McDermott International*	4,700	391
Total Engineering/R&D Services		781
Fiduciary Banks — 0.6%		
Northern Trust	3,250	209
Total Fiduciary Banks		209
Finance-Investment Banker/Broker — 1.4%		
Greenhill	1,290	89
Lazard, Cl A	1,540	69
TD Ameritrade Holding	15,315	306
Total Finance-Investment Banker/Broker		464
Finance-Other Services — 1.8%		
Chicago Mercantile Exchange Holdings, Cl A	400	214
IntercontinentalExchange*	1,800	266
Nymex Holdings	1,030	129
Total Finance-Other Services		609
Financial Guarantee Insurance — 0.7%		
PMI Group	4,875	218
Total Financial Guarantee Insurance		218
Food-Baking — 0.7%		
Flowers Foods	7,275	243
Total Food-Baking		243
Food-Confectionery — 0.6%		
WM Wrigley Jr.	3,370	186
Total Food-Confectionery		186

Description	Shares	Value (000)
Food-Wholesale/Distribution — 0.4%		
United Natural Foods*	5,325	$ 142
Total Food-Wholesale/Distribution		142
Funeral Services & Related Items — 0.3%		
Service Corp International	6,925	89
Total Funeral Services & Related Items		89
Hazardous Waste Disposal — 1.1%		
Stericycle*	8,300	369
Total Hazardous Waste Disposal		369
Hotels & Motels — 0.9%		
Hilton Hotels	5,920	198
Starwood Hotels & Resorts Worldwide	1,760	118
Total Hotels & Motels		316
Human Resources — 0.3%		
Monster Worldwide*	2,630	108
Total Human Resources		108
Industrial Gases — 1.4%		
Airgas	5,850	280
Praxair	2,700	195
Total Industrial Gases		475
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	3,020	156
Total Instruments-Scientific		156
Internet Connective Services — 0.3%		
Cogent Communications Group*	3,640	109
Total Internet Connective Services		109
Internet Infrastructure Software — 2.1%		
Akamai Technologies*	7,950	387
F5 Networks*	3,900	314
Total Internet Infrastructure Software		701
Internet Security — 0.7%		
VeriSign*	7,460	237
Total Internet Security		237
Internet Telephony — 0.9%		
j2 Global Communications*	8,425	294
Total Internet Telephony		294
Investment Management/Advisory Services — 3.6%		
Affiliated Managers Group*	4,300	554
Blackrock	1,300	204
Eaton Vance	2,750	121
T Rowe Price Group	6,370	330
Total Investment Management/Advisory Services		1,209

Description	Shares	Value (000)
Leisure & Recreational Products — 0.5%		
WMS Industries*	5,760	$ 166
Total Leisure & Recreational Products		166
Machinery-Electrical — 0.4%		
Baldor Electric	2,900	143
Total Machinery-Electrical		143
Medical Instruments — 1.4%		
Intuitive Surgical*	610	85
Kyphon*	2,390	115
St. Jude Medical*	5,210	216
Techne*	650	37
Total Medical Instruments		453
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	2,525	198
Total Medical Labs & Testing Services		198
Medical Products — 0.4%		
Henry Schein*	2,420	129
Total Medical Products		129
Medical-Biomedical/Genetic — 0.6%		
Alexion Pharmaceuticals*	3,140	142
Vertex Pharmaceuticals*	1,900	54
Total Medical-Biomedical/Genetic		196
Medical-Drugs — 1.0%		
Allergan	2,000	115
Shire ADR	2,940	218
Total Medical-Drugs		333
Medical-HMO — 0.2%		
Health Net*	1,490	79
Total Medical-HMO		79
Medical-Hospitals — 0.4%		
Universal Health Services, Cl B	2,040	125
Total Medical-Hospitals		125
Medical-Nursing Homes — 0.4%		
Manor Care	2,130	139
Total Medical-Nursing Homes		139
Metal Processors & Fabricators — 1.1%		
Precision Castparts	2,340	284
Sterlite Industries India ADR*	4,670	69
Total Metal Processors & Fabricators		353

OLD MUTUAL GROWTH II PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Networking Products — 1.3%		
Atheros Communications*	4,920	$ 152
BigBand Networks*	2,470	32
Juniper Networks*	5,330	134
Polycom*	3,380	114
Total Networking Products		432
Oil Companies-Exploration & Production — 2.9%		
Chesapeake Energy	5,725	198
Quicksilver Resources*	2,870	128
Range Resources	5,520	206
Southwestern Energy*	2,780	124
XTO Energy	5,125	308
Total Oil Companies-Exploration & Production		964
Oil Field Machinery & Equipment — 2.6%		
Cameron International*	3,030	217
National Oilwell Varco*	6,140	640
Total Oil Field Machinery & Equipment		857
Oil Refining & Marketing — 0.3%		
Frontier Oil	2,480	109
Total Oil Refining & Marketing		109
Oil-Field Services — 2.0%		
Core Laboratories*	1,450	147
Oil States International*	2,950	122
Superior Energy Services*	5,125	205
Tetra Technologies*	4,025	114
Weatherford International*	1,725	95
Total Oil-Field Services		683
Pharmacy Services — 0.7%		
Express Scripts*	4,940	247
Total Pharmacy Services		247
Physical Therapy/Rehabilitation Centers — 0.7%		
Psychiatric Solutions*	6,570	238
Total Physical Therapy/Rehabilitation Centers		238
Pipelines — 1.7%		
Equitable Resources	6,925	343
Williams	7,400	234
Total Pipelines		577
Printing-Commercial — 0.4%		
VistaPrint*	3,180	122
Total Printing-Commercial		122
Private Corrections — 1.1%		
Corrections Corp of America*	5,665	358
Total Private Corrections		358

Description	Shares	Value (000)
Property/Casualty Insurance — 0.6%		
ProAssurance*	3,775	$ 210
Total Property/Casualty Insurance		210
Racetracks — 1.4%		
Penn National Gaming*	7,500	451
Total Racetracks		451
Real Estate Management/Services — 1.2%		
CB Richard Ellis Group, Cl A*	4,860	177
Jones Lang LaSalle	2,050	233
Total Real Estate Management/Services		410
Reinsurance — 0.8%		
Axis Capital Holdings	6,775	275
Total Reinsurance		275
REITs-Diversified — 0.7%		
Digital Realty Trust	2,340	88
iStar Financial	2,950	131
Total REITs-Diversified		219
REITs-Mortgage — 0.3%		
RAIT Financial Trust	4,450	116
Total REITs-Mortgage		116
Respiratory Products — 0.5%		
Resmed*	3,997	165
Total Respiratory Products		165
Retail-Apparel/Shoe — 1.4%		
JOS A Bank Clothiers*	4,956	205
Under Armour, Cl A*	3,570	163
Urban Outfitters*	4,150	100
Total Retail-Apparel/Shoe		468
Retail-Auto Parts — 0.4%		
O'Reilly Automotive*	3,370	123
Total Retail-Auto Parts		123
Retail-Automobile — 0.3%		
United Auto Group*	4,950	105
Total Retail-Automobile		105
Retail-Computer Equipment — 1.6%		
GameStop, Cl A*	13,720	536
Total Retail-Computer Equipment		536
Retail-Jewelry — 0.6%		
Tiffany	4,050	215
Total Retail-Jewelry		215

Description	Shares	Value (000)
Retail-Sporting Goods — 0.8%		
Dick's Sporting Goods*	4,825	$ 281
Total Retail-Sporting Goods		281
Rubber-Tires — 0.7%		
Goodyear Tire & Rubber*	6,240	217
Total Rubber-Tires		217
Semiconductor Components-Integrated Circuits — 0.7%		
Maxim Integrated Products	7,180	240
Total Semiconductor Components-Integrated Circuits		240
Semiconductor Equipment — 2.4%		
Formfactor*	3,450	132
Kla-Tencor	5,050	278
Varian Semiconductor Equipment Associates*	5,152	206
Veeco Instruments*	8,100	168
Total Semiconductor Equipment		784
Steel-Producers — 0.6%		
Carpenter Technology	1,625	212
Total Steel-Producers		212
Steel-Specialty — 0.4%		
Allegheny Technologies	1,270	133
Total Steel-Specialty		133
Storage/Warehousing — 0.7%		
Mobile Mini*	7,525	220
Total Storage/Warehousing		220
Telecommunications Equipment — 1.3%		
CommScope*	6,250	365
Sonus Networks*	9,600	82
Total Telecommunications Equipment		447
Telecommunications Services — 0.4%		
SAVVIS*	2,450	121
Total Telecommunications Services		121
Transactional Software — 0.5%		
VeriFone Holdings*	4,470	158
Total Transactional Software		158
Transport-Marine — 0.6%		
American Commercial Lines*	7,450	194
Total Transport-Marine		194
Transport-Services — 0.6%		
CH Robinson Worldwide	3,800	200
Total Transport-Services		200

Description	Shares	Value (000)
Transport-Truck — 0.5%		
Old Dominion Freight Line*	5,650	$ 170
Total Transport-Truck		170
Veterinary Diagnostics — 0.9%		
VCA Antech*	7,800	294
Total Veterinary Diagnostics		294
Web Portals/ISP — 0.4%		
Sina*	2,890	121
Total Web Portals/ISP		121
Wire & Cable Products — 1.5%		
General Cable*	6,685	506
Total Wire & Cable Products		506
Wireless Equipment — 1.7%		
American Tower, Cl A*	5,110	214
Crown Castle International*	10,056	365
Total Wireless Equipment		579
X-Ray Equipment — 0.7%		
Hologic*	4,370	242
Total X-Ray Equipment		242
Total Common Stock (Cost $25,138)		33,007
Investment Company — 0.2%		
Midcap SPDR Trust Series 1	500	82
Total Investment Company (Cost $82)		82
Money Market Fund — 0.9%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	302,074	302
Total Money Market Fund (Cost $302)		302
Total Investments — 100.1% (Cost $25,522)		33,391
Other Assets and Liabilities, Net — (0.1%)		(43)
Total Net Assets — 100.0%		$ 33,348

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt

Cl — Class

HMO — Health Maintenance Organization

ISP — Internet Service Provider

R & D — Research and Developement

REITs — Real Estate Investment Trusts

Ser — Series

SPDR — Standard & Poor's 500 Composite Index Depository Receipt

Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2007 (UNAUDITED)

	Old Mutual Growth II Portfolio
Assets:	
Investment Securities, at cost	$ 25,522
Investment Securities, at value	$ 33,391
Cash	1
Receivable for Investments Sold	239
Dividends and Interest Receivable	15
Receivable from Investment Advisor	13
Total Assets	33,659
Liabilities:	
Payable for Investments Purchased	217
Payable for Management Fees	23
Payable for Capital Shares Redeemed	22
Accrued Expenses	49
Total Liabilities	311
Net Assets	**$ 33,348**
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 2,295,093 oustanding shares of beneficial interest	$ 269,732
Accumulated Net Investment Loss	(22)
Accumulated Net Realized Loss on Investments	(244,231)
Net Unrealized Appreciation on Investments	7,869
Net Assets	**$ 33,348**
Net Asset Value, Offering and Redemption Price Per Share	**$ 14.53**

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the six-month period ended June 30, 2007 (Unaudited)

	Old Mutual Growth II Portfolio
Investment Income:	
Dividends	$ 104
Interest	4
Total Investment Income	108
Expenses:	
Management Fees	137
Trustees' Fees	7
Custodian Fees	27
Professional Fees	19
Printing Fees	15
Transfer Agent Fees	13
Other Expenses	7
Total Expenses	225
Less:	
Waiver of Management Fees	(51)
Net Expenses	174
Net Investment Loss	(66)
Net Realized Gain from Security Transactions	1,998
Net Change in Unrealized Appreciation on Investments	3,109
Net Realized and Unrealized Gain on Investments	5,107
Increase in Net Assets Resulting from Operations	$5,041

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Growth II Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income (Loss)	$ (66)	$ 37
Net Realized Gain from Security Transactions	1,998	14,848
Net Change in Unrealized Appreciation (Depreciation) on Investments	3,109	(11,991)
Net Increase in Net Assets Resulting from Operations	5,041	2,894
Capital Share Transactions:		
Shares Issued	642	1,684
Shares Redeemed	(6,483)	(15,480)
Decrease in Net Assets Derived from Capital Shares Transactions	(5,841)	(13,796)
Total Decrease in Net Assets	(800)	(10,902)
Net Assets:		
Beginning of Period	34,148	45,050
End of Period	**$33,348**	**$ 34,148**
Undistributed Net Investment Income (Accumulated Net Investment Loss)	$ (22)	$ 44
Shares Issued and Redeemed:		
Shares Issued	47	137
Shares Redeemed	(482)	(1,267)
Net Decrease in Shares Outstanding	(435)	(1,130)

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and
For the Six-Month Period ended June 30, 2007 (Unaudited)

Old Mutual Growth II Portfolio

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
2007*	$12.51	$(0.03)[1]	$ 2.05	$ 2.02	$—	$—	$—	$14.53	16.15%[†]	$33,348	1.04%**	1.35%**	'(0.40)%**	41.50%[†]
2006	11.67	0.01[1]	0.83	0.84	—	—	—	12.51	7.20%	34,148	1.04%	1.15%	0.09%	179.52%
2005	10.48	(0.10)[1]	1.29	1.19	—	—	—	11.67	11.35%	45,050	1.19%	1.19%	(0.90)%	24.17%
2004	9.83	(0.09)[1]	0.74	0.65	—	—	—	10.48	6.61%	53,495	1.17%	1.17%	(0.94)%	37.53%
2003	7.82	(0.08)[1]	2.09	2.01	—	—	—	9.83	25.70%	71,918	1.10%	1.10%	(0.90)%	194.63%
2002	11.24	(0.13)	(3.29)	(3.42)	—	—	—	7.82	(30.43)%	76,421	1.12%	1.12%	(0.89)%	169.74%

* For the six-month period ended June 30, 2007.

** Ratios for periods less than one year have been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized.

[1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Organization

Old Mutual Growth II Portfolio (the "Growth II Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Growth II Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Growth II Portfolio is classified as a diversified management investment company. The financial statements for the Growth II Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 52% and 24% of the outstanding shares of the Growth II Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Growth II Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is innacurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Growth II Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Growth II Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Growth II Portfolio	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%

Expense Limitation Agreement — In the interest of limiting expenses of the Growth II Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Growth II Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008 its Management Fees and assume other expenses of the Growth II Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.04% of the Growth II Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Growth II Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Growth II Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Growth II Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of the Growth II Portfolio to exceed 1.04%. Consequently, no reimbursement by the Growth II Portfolio will be made unless: (i) the Growth II Portfolio's assets exceed $75 million; (ii) the Growth II Portfolio's total annual operating expense ratio is less than 1.04%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Growth II Portfolio for which the Advisor may seek reimbursement was $47,038 (expiring December 31, 2009) and $51,298 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Growth II Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Growth II Portfolio, and the Advisor entered into interim sub-advisory agreements with Munder Capital Management and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Growth II Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee of 0.475% of the average daily net assets of such portion of the Growth II Portfolio managed.

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Growth II Portfolio for the six-month period ended June 30, 2007, were $13,739,765 and $19,294,926, respectively.

5. FEDERAL TAX INFORMATION

The Growth II Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, primarily attributable to reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, were reclassified to/from the following accounts:

Decrease Net Realized Gain (000)	Increase Undistributed Net Investment Income (000)
$(7)	$7

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:

December 2008	$ (1,843)
December 2009	(215,474)
December 2010	(28,813)
Undistributed Ordinary Income	44
Unrealized appreciation	4,661
	$(241,425)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Growth II Portfolio utilized $14,798 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Growth II Portfolio for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$25,522	$8,126	$(257)	$7,869

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Growth II Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Growth II Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Growth II Portfolio's growth style of investing, and the Growth II Portfolio's returns may vary considerably from other equity funds using different investment styles.

Small and Mid-Size Company Risk — The Growth II Portfolio primarily invests in small or mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Growth II Portfolio could have greater difficulty buying or selling a security of a smaller-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Growth II Portfolio may overweight certain industries within a sector, which may cause the Growth II Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Growth II Portfolio enters into various contracts that provide for general indemnifications. The Growth II Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Growth II Portfolio. However, based on experience, the Growth II Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. LITIGATION

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Growth II Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Growth II Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Growth II Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Growth II Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Growth II Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Growth II Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Growth II Portfolio				
Actual Portfolio Return	$1,000.00	$1,161.50	1.04%	$5.57
Hypothetical 5% Return	1,000.00	1,019.64	1.04%	5.21

* Expenses are equal to the Growth II Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION
ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

888-772-2888

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

IN PERSON

4643 South Ulster Street, Suite 600
Denver, CO 80237

ON THE INTERNET

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-105 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Large Cap Growth Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Russell 1000® Value Index

The unmanaged Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

- *For the six-month period ended June 30, 2007, the Old Mutual Large Cap Growth Portfolio gained 8.31%, outperforming its benchmark, the Russell 1000® Growth Index, which gained 8.13%, and the S&P 500 Index, which gained 6.96%.*

- *Relative to the Russell 1000® Growth Index, overweight positions in sectors such as energy and telecommunication services and strong stock selection in financials contributed positively to performance.*

- *Weak stock selection in sectors such as consumer staples, information technology and utilities detracted from relative results.*

- *At the individual stock level, Apple, Deere and Schlumberger contributed to the Portfolio's absolute gains, while Amgen, International Game Technology and Robert Half International (no longer a Portfolio holding) detracted from the Portfolio's advances.*

Q. How did the Portfolio perform relative to its benchmarks?

A. For the six-month period ended June 30, 2007, the Old Mutual Large Cap Growth Portfolio (the "Portfolio") gained 8.31%, outperforming its benchmark, the Russell 1000® Growth Index, which gained 8.13%, and the S&P 500 Index, which gained 6.96%.

Q. What investment environment did the Portfolio face during the past six months?

A. At the beginning of the period, investors believed the economy was "just right" - not too hot, not too cold. This was reflected in the strong gains seen in April and May, with many equity markets posting their best quarterly gains since the early 2000s. By June, however, investors began to worry that a hotter economy would keep inflation high enough that the Federal Reserve Board would be forced to raise interest rates. Stocks became more volatile, given these concerns. As long as profits keep rising (albeit at a slower pace than in previous periods), inflation and interest rates don't soar, and as long as the world avoids a geopolitical crisis, global economic strength should be able to ward off any temporary weakness in the stock market, according to Ashfield Capital Partners, LLC ("Ashfield"). As far as capitalizations are concerned, large-cap growth stocks, as measured by the Russell 1000® Growth Index, posted an 8.13% gain during the six-month period ended June 30, 2007, outperforming their value counterparts, as measured by the Russell 1000® Value Index, which climbed 6.23%.

Q. Which market factors influenced the Portfolio's relative performance?

A. Despite a challenging April and May, the Portfolio was well positioned to take advantage of better-than-expected corporate profits, strong global growth and the growing expectations of private equity deals. Investors seemed to have a preference for large-cap stocks, and this trend benefited the Portfolio. Additionally, a tendency for investors to seek higher quality companies had a positive impact on the Portfolio.

Q. How did composition affect Portfolio performance?

A. Relative to the Russell 1000® Growth Index, overweight positions in sectors such as energy and telecommunication services and strong stock selection in financials contributed positively to performance. On the other hand, weak stock selection in sectors such as consumer staples, information technology and utilities detracted from relative results. All but two of the ten economic sectors produced positive absolute performance with energy, telecommunication services, industrials and materials producing double-digit gains.

At the individual stock level, Apple, Deere and Schlumberger contributed to the Portfolio's absolute gains, while Amgen, International Game Technology and Robert Half International (no longer a Portfolio holding) detracted from the Portfolio's advances.

Apple engages in the design, manufacture and marketing of personal computers and related software, services, peripherals and networking solutions. The company continued to post solid earnings during the period, due to strong iPod sales, its reintroduction of the iTV and its release of the iPhone. Deere, a manufacturer and distributor of agricultural and commercial equipment, experienced strong demand during the period driven by the agriculture equipment segment. Schlumberger, an oilfield services company, benefited from its effective product line during an up-tick in spending. The company posted solid year-over-year margin increases, and its oilfield segment had all geographies post better-than-expected results, with the exception of Latin America which was largely in-line with expectations.

On the other side of the equation, global biotechnology company Amgen detracted from performance due to a weaker-than-expected first quarter, both from the revenues and earnings perspectives. Management also withdrew their prior 2007 expectations given the uncertainty of Aranesp sales going forward. Continued weakness was attributable to the Food and Drug Association panel voting against additional label use for their major drug Aranesp. International Game Technology engages in the design, manufacture and marketing of computerized gaming equipment, systems and services. The company's stock did not perform well during the semi-annual period as the gaming industry continued to be in the middle of a product cycle and stronger competitors emerged. Robert Half International, a leader in professional staffing with a renowned expertise in accounting and finance, was a poor performer during the period due to below consensus earnings for the first quarter of 2007. The company cited weak margins due to the slowdown in their Sarbanes-Oxley business which represented a growth segment of their overall business.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield continues to believe that equities are positioned to outperform other asset classes over the next year. The sub-advisor notes that fundamentals remain solid, with economic growth projected to moderate to a more sustainable rate, enabling corporate profits to grow at a pace that is more consistent with historical averages. Given where we are with the current economic expansion and compelling valuations, Ashfield expects large-cap growth equities to fair better than they have in the recent past.

Turner Investment Partners, Inc. ("Turner") continues to anticipate that 2007 will prove to be a year in which price/earnings ratios expand – a circumstance that can bode well for growth stocks. Turner believes any multiple expansion could help to offset the decelerating rate of corporate earnings growth. Therefore, although the sub-advisor believes stock-market levels could be higher at the end of the year than they are now, a number of risks could confound that outlook: consumer spending, which accounts for about 70% of U.S. gross domestic product, is softening; petroleum prices threaten to spike sharply higher; and a large loss in the suddenly unsteady Chinese stock market could have an adverse impact on the U.S. market. Turner does not, however, assign a high probability to any of those risks. Turner remains focused on owning stocks that it believes have the strongest earnings prospects. The firm currently favors shares of companies in the Internet, gaming, luxury-retailing, brokerage, investment-exchange, mining, energy-services, natural-gas-utility, managed-care, biotechnology, semiconductor, telecommunications and wireless industries.

Top Ten Holdings as of June 30, 2007 (Unaudited)	
General Electric	3.5%
Cisco Systems	2.8%
Google, Cl A	2.6%
Intel	2.3%
State Street	2.1%
Fiserv	1.9%
Texas Instruments	1.8%
PepsiCo	1.8%
Apple	1.8%
Abbott Laboratories	1.7%
As a % of Total Portfolio Investments	22.3%

Large Cap Growth Portfolio

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Old Mutual Large Cap Growth Portfolio	04/30/97	8.31%	14.19%	7.53%	7.65%	7.28%	7.95%
Russell 1000® Growth Index	04/30/97	8.13%	19.04%	8.70%	9.28%	4.39%	5.44%
S&P 500 Index[1]	04/30/97	6.96%	20.59%	11.68%	10.71%	7.13%	8.09%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

[1] The portfolio will no longer include the S&P 500 Index as a performance benchmark as the Russell 1000® Growth Index better reflects the Portfolio's investment strategy.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.21% and 0.96%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 99.2%		
Aerospace/Defense — 0.7%		
Boeing	930	$ 89
Total Aerospace/Defense		89
Agricultural Chemicals — 1.5%		
Monsanto	2,780	188
Total Agricultural Chemicals		188
Apparel Manufacturers — 1.5%		
Coach*	1,490	70
Guess ?	1,120	54
Polo Ralph Lauren	600	59
Total Apparel Manufacturers		183
Applications Software — 2.0%		
Microsoft	6,760	199
Salesforce.com*	1,340	58
Total Applications Software		257
Athletic Footwear — 0.5%		
Nike, Cl B	1,180	69
Total Athletic Footwear		69
Beverages-Non-Alcoholic — 3.3%		
Coca-Cola	2,810	147
Hansen Natural*	1,010	43
PepsiCo	3,480	226
Total Beverages-Non-Alcoholic		416
Cable TV — 1.2%		
Comcast, Cl A*	2,400	68
Rodgers Communications, Cl B	1,840	78
Total Cable TV		146
Casino Hotels — 0.6%		
Las Vegas Sands*	960	73
Total Casino Hotels		73
Casino Services — 1.3%		
International Game Technology	4,220	168
Total Casino Services		168
Cellular Telecommunications — 3.3%		
America Movil, Ser L ADR	1,840	114
Leap Wireless International*	1,150	97
Millicom International Cellular*	710	65
NII Holdings*	1,810	146
Total Cellular Telecommunications		422

Description	Shares	Value (000)
Coal — 0.9%		
Consol Energy	2,440	$ 113
Total Coal		113
Computer Services — 0.5%		
Cognizant Technology Solutions, Cl A*	820	62
Total Computer Services		62
Computers — 4.1%		
Apple*	1,810	221
Dell*	2,630	75
Hewlett-Packard	2,000	89
International Business Machines	1,225	129
Total Computers		514
Consulting Services — 1.1%		
Accenture, Cl A	3,170	136
Total Consulting Services		136
Cosmetics & Toiletries — 2.0%		
Avon Products	3,290	121
Procter & Gamble	2,100	128
Total Cosmetics & Toiletries		249
Data Processing/Management — 2.8%		
Fiserv*	4,150	236
MasterCard, Cl A	670	111
Total Data Processing/Management		347
Disposable Medical Products — 0.8%		
C.R. Bard	1,300	107
Total Disposable Medical Products		107
Diversified Manufacturing Operations — 5.6%		
Danaher	950	72
General Electric	11,420	437
Illinois Tool Works	2,600	141
Roper Industries	960	55
Total Diversified Manufacturing Operations		705
E-Commerce/Products — 0.3%		
Amazon.com*	650	44
Total E-Commerce/Products		44
E-Commerce/Services — 1.2%		
eBay*	3,300	106
Expedia*	1,400	41
Total E-Commerce/Services		147

SCHEDULE OF INVESTMENTS

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Electric Products-Miscellaneous — 0.5%		
Emerson Electric	1,300	$ 61
Total Electric Products-Miscellaneous		61
Electronic Components-Semiconductors — 5.3%		
Altera	4,010	89
Broadcom, Cl A*	2,090	61
Intel	12,100	287
Texas Instruments	6,075	229
Total Electronic Components-Semiconductors		666
Energy-Alternate Sources — 0.5%		
Sunpower, Cl A*	980	62
Total Energy-Alternate Sources		62
Engineering/R&D Services — 1.6%		
ABB ADR	2,800	63
Jacobs Engineering Group*	2,455	141
Total Engineering/R&D Services		204
Entertainment Software — 1.0%		
Electronic Arts*	2,630	124
Total Entertainment Software		124
Fiduciary Banks — 2.1%		
State Street	3,930	269
Total Fiduciary Banks		269
Finance-Credit Card — 1.1%		
American Express	2,220	136
Total Finance-Credit Card		136
Finance-Investment Banker/Broker — 4.9%		
Charles Schwab	6,570	135
Credit Suisse Group ADR	1,160	82
Goldman Sachs Group	935	202
Merrill Lynch	1,100	92
Morgan Stanley	1,300	109
Total Finance-Investment Banker/Broker		620
Finance-Other Services — 2.6%		
Chicago Mercantile Exchange Holdings, Cl A	285	152
IntercontinentalExchange*	650	96
Nymex Holdings	640	81
Total Finance-Other Services		329
Hotels & Motels — 0.7%		
Marriott International, Cl A	2,100	91
Total Hotels & Motels		91

Description	Shares	Value (000)
Industrial Automation/Robot — 1.0%		
Rockwell Automation	1,865	$ 129
Total Industrial Automation/Robot		129
Industrial Gases — 0.9%		
Praxair	1,600	115
Total Industrial Gases		115
Instruments-Scientific — 0.6%		
Thermo Fisher Scientific*	1,370	71
Total Instruments-Scientific		71
Internet Infrastructure Software — 0.3%		
Akamai Technologies*	870	42
Total Internet Infrastructure Software		42
Internet Security — 0.4%		
VeriSign*	1,610	51
Total Internet Security		51
Investment Management/Advisory Services — 2.5%		
Franklin Resources	980	130
T Rowe Price Group	3,600	187
Total Investment Management/Advisory Services		317
Machinery-Farm — 0.6%		
Deere	610	74
Total Machinery-Farm		74
Medical Instruments — 0.5%		
St. Jude Medical*	1,410	58
Total Medical Instruments		58
Medical Products — 3.4%		
Baxter International	1,770	100
Becton Dickinson	1,700	127
Johnson & Johnson	2,100	129
Stryker	1,100	69
Total Medical Products		425
Medical-Biomedical/Genetic — 1.9%		
Amgen*	2,000	111
Celgene*	1,260	72
Genentech*	800	60
Total Medical-Biomedical/Genetic		243

Description	Shares	Value (000)
Medical-Drugs — 3.5%		
Abbott Laboratories	4,030	$ 216
Allergan	1,320	76
Schering-Plough	2,540	77
Shire ADR	930	69
Total Medical-Drugs		438
Medical-HMO — 1.0%		
Aetna	2,480	123
Total Medical-HMO		123
Metal Processors & Fabricators — 0.6%		
Precision Castparts	650	79
Total Metal Processors & Fabricators		79
Multi-Line Insurance — 0.5%		
American International Group	860	60
Total Multi-Line Insurance		60
Multimedia — 0.2%		
News	1,400	30
Total Multimedia		30
Networking Products — 2.8%		
Cisco Systems*	12,660	353
Total Networking Products		353
Non-Ferrous Metals — 0.8%		
Cameco	1,930	98
Total Non-Ferrous Metals		98
Oil Companies-Exploration & Production — 1.2%		
Southwestern Energy*	730	32
XTO Energy	2,010	121
Total Oil Companies-Exploration & Production		153
Oil Companies-Integrated — 0.7%		
Marathon Oil	1,500	90
Total Oil Companies-Integrated		90
Oil Field Machinery & Equipment — 1.8%		
Cameron International*	2,370	169
National Oilwell Varco*	570	60
Total Oil Field Machinery & Equipment		229
Oil-Field Services — 2.8%		
Halliburton	2,660	92
Schlumberger	1,970	168
Smith International	1,600	94
Total Oil-Field Services		354

Description	Shares	Value (000)
Pharmacy Services — 0.4%		
Medco Health Solutions*	640	$ 50
Total Pharmacy Services		50
Pipelines — 0.9%		
Williams	3,580	114
Total Pipelines		114
Real Estate Management/Services — 0.8%		
CB Richard Ellis Group, Cl A*	2,760	101
Total Real Estate Management/Services		101
Retail-Computer Equipment — 0.4%		
GameStop, Cl A*	1,200	47
Total Retail-Computer Equipment		47
Retail-Discount — 1.1%		
Wal-mart	2,800	135
Total Retail-Discount		135
Retail-Drug Store — 2.0%		
CVS	4,190	153
Walgreen	2,300	100
Total Retail-Drug Store		253
Retail-Jewelry — 0.7%		
Tiffany	1,740	92
Total Retail-Jewelry		92
Retail-Office Supplies — 0.7%		
Office Depot*	2,800	85
Total Retail-Office Supplies		85
Retail-Restaurants — 0.8%		
McDonald's	1,970	100
Total Retail-Restaurants		100
Rubber-Tires — 0.5%		
Goodyear Tire & Rubber*	1,960	68
Total Rubber-Tires		68
Semiconductor Equipment — 0.7%		
Kla-Tencor	1,700	93
Total Semiconductor Equipment		93
Telecommunications Equipment — 0.4%		
Nortel Networks*	1,940	46
Total Telecommunications Equipment		46

OLD MUTUAL LARGE CAP GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2007 (UNAUDITED)

Description	Shares	Value (000)
Telecommunications Services — 0.6%		
Time Warner Telecom, Cl A*	3,770	$ 76
Total Telecommunications Services		76
Therapeutics — 0.8%		
Gilead Sciences*	2,660	103
Total Therapeutics		103
Transport-Services — 0.6%		
CH Robinson Worldwide	1,500	79
Total Transport-Services		79
Web Portals/ISP — 2.6%		
Google, Cl A*	620	324
Total Web Portals/ISP		324
Wireless Equipment — 1.7%		
Crown Castle International*	1,990	72
Qualcomm	3,300	143
Total Wireless Equipment		215
Total Common Stock (Cost $10,536)		12,510
Money Market Fund — 0.2%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	20,593	21
Total Money Market Fund (Cost $21)		21
Total Investments — 99.4% (Cost $10,557)		12,531
Other Assets and Liabilities, Net — 0.6%		75
Total Net Assets — 100.0%		$ 12,606

* Non-income producing security.
(A) — The rate reported is the 7-day effective yield as of June 30, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R & D — Research and Developement
Ser — Series
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2007 (UNAUDITED)

	Old Mutual Large Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 10,557
Investment Securities, at value	$ 12,531
Receivable for Investments Sold	150
Receivable from Investment Advisor	18
Dividends and Interest Receivable	8
Other Assets	1
Total Assets	12,708
Liabilities:	
Payable for Investments Purchased	56
Payable for Capital Shares Redeemed	12
Payable for Management Fees	9
Accrued Expenses	25
Total Liabilities	102
Net Assets	**$ 12,606**
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 593,173 oustanding shares of beneficial interest	$ 33,120
Undistributed Net Investment Income	19
Accumulated Net Realized Loss on Investments	(22,507)
Net Unrealized Appreciation on Investments	1,974
Net Assets	**$ 12,606**
Net Asset Value, Offering and Redemption Price Per Share	**$ 21.25**

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

	Old Mutual Large Cap Growth Portfolio
Investment Income:	
Dividends	$ 63
Interest	3
Less: Foreign Taxes Withheld	(1)
Total Investment Income	65
Expenses:	
Management Fees	56
Trustees' Fees	3
Custodian Fees	30
Transfer Agent Fees	13
Professional Fees	7
Printing Fees	7
Other Expenses	4
Total Expenses	120
Less:	
Waiver of Management Fees	(56)
Net Expenses	64
Net Investment Income	1
Net Realized Gain from Security Transactions	1,162
Net Change in Unrealized Depreciation on Investments	(107)
Net Realized and Unrealized Gain on Investments	1,055
Increase in Net Assets Resulting from Operations	$1,056

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets (000)

	Old Mutual Large Cap Growth Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income	$ 1	$ 18
Net Realized Gain from Security Transactions	1,162	7,404
Net Change in Unrealized Depreciation on Investments	(107)	(6,160)
Net Increase in Net Assets Resulting from Operations	1,056	1,262
Capital Share Transactions:		
Shares Issued	79	585
Shares Redeemed	(2,253)	(13,359)
Decrease in Net Assets Derived from Capital Shares Transactions	(2,174)	(12,774)
Total Decrease in Net Assets	(1,118)	(11,512)
Net Assets:		
Beginning of Year	13,724	25,236
End of Year	$ 12,606	$ 13,724
Undistributed Net Investment Income	$ 19	$ 18
Shares Issued and Redeemed:		
Shares Issued	4	31
Shares Redeemed	(110)	(689)
Net Decrease in Shares Outstanding	(106)	(658)

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and
For the Six-Month Period ended June 30, 2007 (unaudited)

Old Mutual Large Cap Growth Portfolio

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
2007*	$19.62	$ —[1]	$ 1.63	$ 1.63	$—	$—	$—	$ 21.25	8.31%[†]	12,606	0.96%**	1.82%**	0.02%**	86.50%[†]
2006	18.59	0.02[1]	1.01	1.03	—	—	—	19.62	5.54%	13,724	0.96%	1.21%	0.08%	190.06%
2005	17.78	(0.07)[1]	0.88	0.81	—	—	—	18.59	4.56%	25,236	1.10%	1.15%	(0.42)%	30.48%
2004	16.32	(0.04)[1]	1.50	1.46	—	—	—	17.78	8.95%	31,850	1.10%	1.10%	(0.27)%	44.92%
2003	12.44	(0.07)[1]	3.95	3.88	—	—	—	16.32	31.19%	32,357	1.06%	1.06%	(0.51)%	74.16%
2002	17.60	(0.10)	(5.06)	(5.16)	—	—	—	12.44	(29.32)%	27,434	1.05%	1.05%	(0.47)%	142.32%

* For the six-month period ended June 30, 2007.

** Ratios for periods less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized.

[1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Organization

Old Mutual Large Cap Growth Portfolio (the "Large Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Large Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 80% and 15% of the outstanding shares of the Large Cap Growth Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Large Cap Growth Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

NOTES TO FINANCIAL STATEMENTS — continued
As of June 30, 2007 (Unaudited)

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

   (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

   (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Large Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Large Cap Growth Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.96% of the Large Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Large Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Large Cap Growth Portfolio to exceed 0.96%. Consequently, no reimbursement by the Large Cap Growth Portfolio will be made unless: (i) the Large Cap Growth Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Portfolio's total annual operating expense ratio is less than 0.96%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Portfolio for which the Advisor may seek reimbursement was $55,327 (expiring December 31, 2009) and $56,219 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Large Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Large Cap Growth Portfolio, and the Advisor entered into interim sub-advisory agreements with CastleArk Management, LLC ("CastleArk") and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006. Effective February 10, 2007, the Board of Trustees of the Trust appointed Ashfield Capital Partners, LLC ("Ashfield") as a sub-advisor to the Portfolio. Pursuant to an interim sub-advisory agreement approved by the Trust's Board of Trustees, and subject to shareholder approval of a new investment advisory agreement with Ashfield, Ashfield assumed management of that portion of the Portfolio's assets that were previously managed by CastleArk. The new investment sub-advisory agreement became effective as of June 19, 2007.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each subadvisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Portfolio	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%

Notes to Financial Statements — continued

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Portfolio for the six-month period ended June 30, 2007, were $11,255,340 and $13,288,373, respectively.

5. Federal Tax Information

The Large Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2006.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:	
December 2009	$(10,405)
December 2010	(13,158)
December 2011	(58)
Undistributed Ordinary Income	18
Unrealized appreciation	2,033
	$(21,570)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Large Cap Growth Portfolio utilized $7,316 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growh Portfolio for federal income tax purposes at June 30, 2007, were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$10,557	$2,137	$(163)	$1,974

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Large Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Portfolio's growth style of investing, and the Large Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Portfolio may overweight certain industries within a sector, which may cause the Large Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Portfolio enters into various contracts that provide for general indemnifications. The Large Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Portfolio. However, based on experience, the Large Cap Growth Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. Litigation

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Large Cap Growth Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$1,083.10	0.96%	$4.96
Hypothetical 5% Return	1,000.00	1,020.03	0.96%	4.81

* Expenses are equal to the Large Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC (Unaudited)

Background

Effective February 10, 2007, the Board of Trustees of Old Mutual Insurance Series Fund (the "Trust"), including all of its independent Trustees (the "Board"), appointed Ashfield Capital Partners, LLC ("Ashfield") as a sub-advisor to the Old Mutual Large Cap Growth Portfolio and the Old Mutual Large Cap Growth Concentrated Portfolio (each a "Fund" and together, the "Funds"). This appointment became effective upon shareholder approval of a new investment sub-advisory agreement by and among the Trust, Old Mutual Capital, Inc. ("OMCAP") and Ashfield (the "Ashfield Sub-Advisory Agreement") on June 19, 2007. In order that Ashfield could begin serving as sub-advisor to the Funds while shareholder approval of the Ashfield Sub-Advisory Agreement was sought, the Board also approved an interim investment sub-advisory agreement by and among the Trust, on behalf of the Funds, OMCAP and Ashfield (the "Interim Ashfield Sub-Advisory Agreement"). Pursuant to the Interim Ashfield Sub-Advisory Agreement, Ashfield assumed management of that portion of the Funds' assets that were previously sub-advised by CastleArk Management, LLC ("CastleArk").

Set forth below are the factors that the Board considered in approving the Ashfield Sub-Advisory Agreement and the Interim Ashfield Sub-Advisory Agreement (together, the "Ashfield Agreements").

Board Considerations

In reviewing the Ashfield Agreements, the Board considered the following matters with respect to all of the Funds:

- *Nature and Extent of Services* — The Board considered the portfolio management services to be provided by Ashfield under the Ashfield Agreements. The Board received an in-person presentation by Ashfield on its qualifications to manage the Fund, which included a discussion of Ashfield's management of accounts with investment objectives and strategies similar to the investment objectives and strategies of the Funds. The Board also received written materials from Ashfield regarding its qualifications to perform the portfolio management services provided under the Ashfield Agreements. Based on the oral presentations and written material provided by Ashfield, the Board believed Ashfield to be capable and qualified to perform the services provided under the Ashfield Agreements.

- *Multi-Manager Structure* — The Board considered the effectiveness with which Ashfield would operate within the Funds' multi-manager structure. In particular, the Board considered the degree to which Ashfield's investment style and processes would complement the Funds' other investment sub-advisor, Turner Investment Partners ("Turner"). Based on information provided by OMCAP, the Board concluded that Ashfield's investment style and processes would complement the investment style of Turner.

- *Profitability/Costs* — The Board also reviewed the projected profitability of Ashfield in connection with providing services to the Funds. In that connection, the Board reviewed Ashfield's projected costs in providing services to the Funds and the basis for allocating those costs.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to Ashfield, including Ashfield's increased visibility in the investment community. The Trustees also weighed the benefits to affiliates of Ashfield, including OMCAP, the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings Inc.

- *Senior Officer's Report* — The Trustees considered a report from the Trust's Senior Vice President ("Senior Officer"), who is independent from the Trust's various service providers, including Ashfield, OMCAP and their affiliates, in analyzing Ashfield. The Trustees noted the due diligence performed by the Senior Officer in connection with his review of Ashfield, including meetings with Ashfield's personnel. The Trustees' also noted the Senior Officer's evaluation of the sub-advisory fees, which were unchanged from the sub-advisory fees that the Senior Officer evaluated in December 2006. The Trustees favorably considered that the Senior Officer supported the hiring of Ashfield.

In reviewing the Ashfield Agreements, the Board considered the following matters with respect to each Fund:

Old Mutual Large Cap Growth Portfolio

Performance — With respect to performance, the Trustees favorably weighed that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP would pay Ashfield's sub-advisory fee out of the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered that the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC — concluded (Unaudited)

Fee Waivers — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Conclusions — The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the contractual Management Fee at the Lipper, Inc. ("Lipper") median and the net Management Fee below the Lipper median.

Old Mutual Large Cap Growth Concentrated Portfolio

Performance — With respect to performance, the Trustees favorably viewed the fact that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period. The Trustees noted, however, that Ashfield's large cap growth composite was more broadly diversified in a greater number of stocks than the Fund and that Ashfield did not currently manage a portfolio that mirrored the concentrated investment strategy of the Fund. The Trustees viewed favorably representations from Ashfield that its large cap growth investment strategy could be easily tailored to the Fund's more concentrated investment strategy.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP would pay Ashfield's sub-advisory fee out of the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Fee Waivers — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Conclusions — The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the net Management Fee below the Lipper median.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a special meeting of the shareholders of Old Mutual Insurance Series Fund, held on June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio, voting separately, approved a new sub-advisory agreement with Ashfield Capital Partners, LLC.

The following is a report on the votes cast:

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Old Mutual Large Cap Growth Portfolio	532,291	21,735	70,763
Old Mutual Large Cap Growth Concentrated Portfolio	5,375,428	320,535	545,565

This page is intentionally left blank.

OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION
ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

888-772-2888

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

IN PERSON

4643 South Ulster Street, Suite 600
Denver, CO 80237

ON THE INTERNET

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-107 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Large Cap Growth Concentrated Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against specific securities indexes. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but do not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Value Index

The unmanaged Russell 1000® Value Index measures the performance of those Russell 1000® Index companies with lower price-to-book ratios and lower forecasted growth values.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Performance Highlights

- For the six-month period ended June 30, 2007, the Old Mutual Large Cap Growth Concentrated Portfolio outperformed its benchmark, the Russell 1000® Growth Index. The Portfolio gained 8.16%, while the Russell 1000® Growth Index gained 8.13%.

- Relative to the Russell 1000® Growth Index, strong stock selection in the health care, financials and industrials sectors contributed positively to performance.

- Weak stock selection in sectors such as consumer staples, information technology and telecommunication services detracted from relative results.

- At the individual stock level, Apple, Monsanto and Corning contributed to the Portfolio's absolute gains, while Time Warner Telecom (no longer a Portfolio holding), Global Payments (no longer a Portfolio holding) and Robert Half International (no longer a Portfolio holding) detracted from the Portfolio's advances.

Q. How did the Portfolio perform relative to its benchmarks?

A. For the six-month period ended June 30, 2007, the Old Mutual Large Cap Growth Concentrated Portfolio (the "Portfolio") outperformed its benchmark, the Russell 1000® Growth Index. The Portfolio gained 8.16%, while the Russell 1000® Growth Index gained 8.13%.

Q. What investment environment did the Portfolio face during the past six months?

A. At the beginning of the period, investors believed the economy was "just right" - not too hot, not too cold. This was reflected in the strong gains seen in April and May, with many equity markets posting their best quarterly gains since the early 2000s. By June, however, investors began to worry that a hotter economy would keep inflation high enough that the Federal Reserve Board would be forced to raise interest rates. Stocks became more volatile, given these concerns. As long as profits keep rising (albeit at a slower pace than in previous periods), inflation and interest rates don't soar, and as long as the world avoids a geopolitical crisis, global economic strength should be able to ward off any temporary weakness in the stock market, according to Ashfield Capital Partners, LLC ("Ashfield"). As far as capitalizations are concerned, large-cap growth stocks, as measured by the Russell 1000® Growth Index, posted an 8.13% gain during the six-month period ended June 30, 2007, outperforming their value counterparts, as measured by the Russell 1000® Value Index, which climbed 6.23%.

Q. Which market factors influenced the Portfolio's relative performance?

A. Despite a challenging April and May, the Portfolio was well positioned to take advantage of better-than-expected corporate profits, strong global growth and the growing expectations of private equity deals. Investors seemed to have a preference for large-cap stocks, and this trend benefited the Portfolio. Additionally, a tendency for investors to seek higher quality companies had a positive impact on the Portfolio.

Q. How did composition affect Portfolio performance?

A. Relative to the Russell 1000® Growth Index, strong stock selection in the health care, financials and industrials sectors contributed positively to performance. On the other hand, weak stock selection in sectors such as consumer staples, information technology and telecommunication services detracted from relative results. At the individual stock level, Apple, Monsanto and Corning contributed to the Portfolio's absolute gains, while Time Warner Telecom (no longer a Portfolio holding), Global Payments (no longer a Portfolio holding) and Robert Half International (no longer a Portfolio holding) detracted from the Portfolio's advances.

Apple engages in the design, manufacture and marketing of personal computers and related software, services peripherals and networking solutions. The company continued to post solid earnings during the period due to strong iPod sales, its reintroduction of the iTV and its release of the iPhone. Monsanto, a provider of agricultural products for U.S. and international farmers, benefited from a strong U.S. corn market, as well as a rebound in soybeans in South America. Monsanto's technology advantage in seeds and traits produced strong earnings during the semi-annual period, as the firm gained significant share in corn seeds and traits. Additionally, Monsanto is showing strong penetration in advanced traits (triple stack), which carry higher profitability. Corning, a global-based technology corporation, benefited from an increase in earnings-per-share guidance, based on stronger LCD TV penetration. Additionally, management indicated that there was increased visibility for their non-display business, and the company's stock contributed positively to the Portfolio.

On the other side of the equation, Time Warner Telecom, a provider of managed voice and data networking solutions, reported first-quarter earnings that were slightly below expectations, and the company's stock suffered as a result.

Payment processing and consumer money transfer services provider Global Payments was hurt by a stock option expense and a one-time charge related to a data center consolidation during the period. The company also experienced slightly weaker money transfer trends due to a weaker-than-expected Canadian Dollar. Robert Half International, a leader in professional staffing with a renowned expertise in accounting and finance, was a poor performer during the period due to below consensus earnings for the first quarter of 2007. The company sited weak margins due to the slowdown in their Sarbanes-Oxley business which represented a growth segment of their overall business.

Q. What is the investment outlook for the large-cap growth market?

A. Ashfield continues to believe that equities are positioned to outperform other asset classes over the next year. The sub-advisor notes that fundamentals remain solid, with economic growth projected to moderate to a more sustainable rate, enabling corporate profits to grow at a pace that is more consistent with historical averages. Given where we are with the current economic expansion and compelling valuations, Ashfield expects large-cap growth equities to fair better than they have in the recent past.

Turner Investment Partners, Inc. ("Turner") continues to anticipate that 2007 will prove to be a year in which price/earnings ratios expand – a circumstance that can bode well for growth stocks. Turner believes any multiple expansion could help to offset the decelerating rate of corporate earnings growth. Therefore, although the sub-advisor believes stock-market levels could be higher at the end of the year than they are now, a number of risks could confound that outlook: consumer spending, which accounts for about 70% of U.S. gross domestic product, is softening; petroleum prices threaten to spike sharply higher; and a large loss in the suddenly unsteady Chinese stock market could have an adverse impact on the U.S. market. Turner does not, however, assign a high probability to any of those risks. Turner remains focused on owning stocks that it believes have the strongest earnings prospects. The firm currently favors shares of companies in the Internet, gaming, luxury-retailing, brokerage, investment-exchange, mining, energy-services, natural-gas-utility, managed-care, biotechnology, semiconductor, telecommunications and wireless industries.

Top Ten Holdings as of June 30, 2007 (Unaudited)	
Google, Cl A	3.8%
General Electric	3.7%
Cisco Systems	3.6%
Monsanto	3.1%
Fiserv	2.7%
Intel	2.7%
PepsiCo	2.6%
Texas Instruments	2.6%
NII Holdings	2.5%
Apple	2.5%
As a % of Total Portfolio Investments	29.8%

Large Cap Growth
Concentrated Portfolio

Old Mutual Large Cap Growth Concentrated Portfolio — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Large Cap Growth Concentrated Portfolio	09/25/97	8.16%	15.35%	7.27%	8.06%	6.88%
Russell 1000® Growth Index[1]	09/25/97	8.13%	19.04%	8.70%	9.28%	3.82%
S&P 500 Index[1]	09/25/97	6.96%	20.59%	11.68%	10.71%	6.65%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on page 2.

[1] The Portfolio will no longer include the S&P 500 Index as a performance benchmark as the Russell 1000® Growth Index better reflects the Portfolio's investment strategy.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.08% and 0.89%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of September 25, 1997 to an investment made in unmanaged securities indexes on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 98.6%		
Agricultural Chemicals — 3.1%		
Monsanto	28,530	$ 1,927
Total Agricultural Chemicals		1,927
Apparel Manufacturers — 2.4%		
Coach*	16,300	773
Guess ?	14,200	682
Total Apparel Manufacturers		1,455
Applications Software — 1.4%		
Microsoft	30,300	893
Total Applications Software		893
Beverages-Non-Alcoholic — 2.6%		
PepsiCo	24,870	1,613
Total Beverages-Non-Alcoholic		1,613
Cable TV — 1.1%		
Comcast, Cl A*	23,300	655
Total Cable TV		655
Casino Services — 2.3%		
International Game Technology	35,490	1,409
Total Casino Services		1,409
Cellular Telecommunications — 4.4%		
Millicom International Cellular*	12,450	1,141
NII Holdings*	19,060	1,539
Total Cellular Telecommunications		2,680
Coal — 1.8%		
Consol Energy	24,260	1,119
Total Coal		1,119
Computer Services — 1.1%		
Cognizant Technology Solutions, Cl A*	8,800	661
Total Computer Services		661
Computers — 4.4%		
Apple*	12,420	1,515
Hewlett-Packard	9,700	433
International Business Machines	7,220	760
Total Computers		2,708
Consulting Services — 1.2%		
Accenture, Cl A*	16,700	716
Total Consulting Services		716
Cosmetics & Toiletries — 1.0%		
Procter & Gamble	10,100	618
Total Cosmetics & Toiletries		618

Description	Shares	Value (000)
Data Processing/Management — 2.7%		
Fiserv*	29,110	$ 1,653
Total Data Processing/Management		1,653
Diversified Manufacturing Operations — 6.6%		
Danaher	11,200	846
General Electric	59,770	2,288
Illinois Tool Works	16,700	905
Total Diversified Manufacturing Operations		4,039
E-Commerce/Services — 1.3%		
eBay*	24,200	779
Total E-Commerce/Services		779
Electronic Components-Semiconductors — 6.2%		
Broadcom, Cl A*	20,430	598
Intel	69,010	1,640
Texas Instruments	42,020	1,581
Total Electronic Components-Semiconductors		3,819
Energy-Alternate Sources — 1.6%		
Sunpower, Cl A*	15,700	990
Total Energy-Alternate Sources		990
Engineering/R&D Services — 1.8%		
Jacobs Engineering Group*	19,800	1,139
Total Engineering/R&D Services		1,139
Entertainment Software — 1.1%		
Electronic Arts*	14,600	691
Total Entertainment Software		691
Fiduciary Banks — 1.6%		
State Street	14,040	960
Total Fiduciary Banks		960
Finance-Investment Banker/Broker — 4.7%		
Credit Suisse Group ADR	10,530	747
Goldman Sachs Group	5,720	1,240
Morgan Stanley	10,700	898
Total Finance-Investment Banker/Broker		2,885
Finance-Other Services — 4.6%		
Chicago Mercantile Exchange Holdings, Cl A	2,320	1,240
IntercontinentalExchange*	5,340	789
Nymex Holdings	6,430	808
Total Finance-Other Services		2,837
Hotels & Motels — 1.6%		
Marriott International, Cl A	23,100	999
Total Hotels & Motels		999

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Industrial Gases — 0.9%		
Praxair	7,700	$ 554
Total Industrial Gases		554
Investment Management/Advisory Services — 2.3%		
Franklin Resources	7,900	1,046
T Rowe Price Group	7,200	374
Total Investment Management/Advisory Services		1,420
Medical Products — 4.3%		
Baxter International	22,430	1,264
Becton Dickinson	10,500	782
Johnson & Johnson	9,900	610
Total Medical Products		2,656
Medical-Biomedical/Genetic — 0.8%		
Amgen*	9,400	520
Total Medical-Biomedical/Genetic		520
Medical-Drugs — 3.2%		
Abbott Laboratories	16,140	864
Allergan	19,040	1,098
Total Medical-Drugs		1,962
Medical-HMO — 1.0%		
Aetna*	13,100	647
Total Medical-HMO		647
Multi-Line Insurance — 1.0%		
American International Group	8,400	588
Total Multi-Line Insurance		588
Networking Products — 3.6%		
Cisco Systems*	79,330	2,209
Total Networking Products		2,209
Oil Companies-Exploration & Production — 1.8%		
XTO Energy	18,670	1,122
Total Oil Companies-Exploration & Production		1,122
Oil-Field Services — 3.4%		
Halliburton	26,000	897
Schlumberger	8,900	756
Smith International	7,800	457
Total Oil-Field Services		2,110
Retail-Discount — 0.8%		
Wal-mart	10,200	491
Total Retail-Discount		491

Description	Shares	Value (000)
Retail-Drug Store — 3.2%		
CVS	32,440	$ 1,183
Walgreen	17,900	779
Total Retail-Drug Store		1,962
Retail-Jewelry — 1.0%		
Tiffany	12,100	642
Total Retail-Jewelry		642
Semiconductor Equipment — 1.3%		
Kla-Tencor	14,420	791
Total Semiconductor Equipment		791
Telecommunications Equipment-Fiber Optics — 1.1%		
Corning*	25,900	662
Total Telecommunications Equipment-Fiber Optics		662
Therapeutics — 2.2%		
Gilead Sciences*	34,500	1,338
Total Therapeutics		1,338
Transport-Services — 1.2%		
CH Robinson Worldwide	13,980	734
Total Transport-Services		734
Web Portals/ISP — 3.8%		
Google, Cl A*	4,460	2,333
Total Web Portals/ISP		2,333
Wireless Equipment — 1.1%		
Crown Castle International*	18,800	682
Total Wireless Equipment		682
Total Common Stock (Cost $52,322)		60,668
Money Market Fund — 1.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	843,724	844
Total Money Market Fund (Cost $844)		844
Total Investments — 100.0% (Cost $53,166)		61,512
Other Assets and Liabilities, Net — (0.0)%		(7)
Net Assets — 100.0%		$ 61,505

* Non-income producing security.
(A) — The rate reported is the 7-day effective yield as of June 30, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R & D — Research and Developement
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JUNE 30, 2007 (UNAUDITED)

	Old Mutual Large Cap Growth Concentrated Portfolio
Assets:	
Investment Securities, at cost	$ 53,166
Investment Securities, at value	$ 61,512
Cash	53
Receivable for Investments Sold	109
Dividends and Interest Receivable	43
Receivable from Investment Advisor	17
Other Assets	4
Total Assets	61,738
Liabilities:	
Payable for Investments Purchased	111
Payable for Management Fees	46
Payable for Capital Shares Redeemed	44
Accrued Expenses	32
Total Liabilities	233
Net Assets	$ 61,505
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 5,456,732 outstanding shares of beneficial interest	$ 262,065
Undistributed Net Investment Income	1
Accumulated Net Realized Loss on Investments	(208,907)
Net Unrealized Appreciation on Investments	8,346
Net Assets	$ 61,505
Net Asset Value, Offering and Redemption Price Per Share	$ 11.27

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

	Old Mutual Large Cap Growth Concentrated Portfolio
Investment Income:	
Dividends	$ 282
Interest	10
Less: Foreign Taxes Withheld	(6)
Total Investment Income	286
Expenses:	
Management Fees	288
Trustees' Fees	13
Professional Fees	37
Printing Fees	14
Transfer Agent Fees	13
Custodian Fees	3
Other Expenses	12
Total Expenses	380
Less:	
Waiver of Management Fees	(95)
Net Expenses	285
Net Investment Income	1
Net Realized Gain from Security Transactions	4,786
Net Change in Unrealized Appreciation on Investments	252
Net Realized and Unrealized Gain on Investments	5,038
Increase in Net Assets Resulting from Operations	$ 5,039

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Large Cap Growth Concentrated Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income (Loss)	$ 1	$ (17)
Net Realized Gain from Security Transactions	4,786	19,557
Net Change in Unrealized Appreciation (Depreciation) on Investments	252	(13,660)
Net Increase in Net Assets Resulting from Operations	5,039	5,880
Capital Share Transactions:		
Shares Issued	14	201
Shares Redeemed	(11,112)	(20,086)
Decrease in Net Assets Derived from Capital Shares Transactions	(11,098)	(19,885)
Total Decrease in Net Assets	(6,059)	(14,005)
Net Assets:		
Beginning of Year	67,564	81,569
End of Year	$ 61,505	$ 67,564
Undistributed Net Investment Income	$ 1	$ —
Shares Issued and Redeemed:		
Shares Issued	1	19
Shares Redeemed	(1,026)	(2,003)
Net Decrease in Shares Outstanding	(1,025)	(1,984)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and For the six-month period ended June 30, 2007 (unaudited)

Old Mutual Large Cap Growth Concentrated Portfolio

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
2007*	$10.42	$ —[1]	$ 0.85	$ 0.85	$—	$—	$ —	$11.27	8.16%†	$ 61,505	0.89%**	1.19%**	0.01%**	88.60%†
2006	9.64	—[1]	0.78	0.78	—	—	—	10.42	8.09%	67,564	0.89%	1.08%	(0.02)%	204.90%
2005	9.12	(0.07)[1]	0.59	0.52	—	—	—	9.64	5.70%	81,569	1.14%	1.14%	(0.78)%	28.42%
2004	8.53	(0.04)[1]	0.63	0.59	—	—	—	9.12	6.92%	110,140	1.10%	1.10%	(0.44)%	50.45%
2003	6.42	(0.05)[1]	2.16	2.11	—	—	—	8.53	32.87%	153,640	1.09%	1.09%	(0.73)%	92.66%
2002	9.35	(0.05)	(2.88)	(2.93)	—	—	—	6.42	(31.34)%	153,089	1.08%	1.08%	(0.42)%	164.94%

* For the six-month period ended June 30, 2007.

** Ratios for periods less than one year have been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized.

[1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2007 (Unaudited)

1. Organization

Old Mutual Large Cap Growth Concentrated Portfolio (the "Large Cap Growth Concentrated Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Large Cap Growth Concentrated Portfolio and seven other funds: the Old Mutual Growth II Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Large Cap Growth Concentrated Portfolio is classified as a non-diversified management investment company. The financial statements for the Large Cap Growth Concentrated Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 90% of the outstanding shares of the Large Cap Growth Concentrated Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Large Cap Growth Concentrated Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Notes to Financial Statements — continued

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Large Cap Growth Concentrated Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Large Cap Growth Concentrated Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%

Expense Limitation Agreement — In the interest of limiting expenses of the Large Cap Growth Concentrated Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Large Cap Growth Concentrated Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Large Cap Growth Concentrated Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.89% of the Large Cap Growth Concentrated Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Large Cap Growth Concentrated Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Large Cap Growth Concentrated Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Large Cap Growth Concentrated Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Large Cap Growth Concentrated Portfolio to exceed 0.89%. Consequently, no reimbursement by the Large Cap Growth Concentrated Portfolio will be made unless: (i) the Large Cap Growth Concentrated Portfolio's assets exceed $75 million; (ii) the Large Cap Growth Concentrated Portfolio's total annual operating expense ratio is less than 0.89%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Large Cap Growth Concentrated Portfolio for which the Advisor may seek reimbursement was $140,177 (expiring December 31, 2009) and $94,696 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Large Cap Growth Concentrated Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Large Cap Growth Concentrated Portfolio, and the Advisor entered into interim sub-advisory agreements with CastleArk Management, LLC ("CastleArk") and Turner Investment Partners, Inc. to provide co-sub-advisory services to the Large Cap Growth Concentrated Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006. Effective February 10, 2007, the Board of Trustees of the Trust appointed Ashfield Capital Partners, LLC ("Ashfield") as a sub-advisor to the Portfolio. Pursuant to an interim sub-advisory agreement approved by the Trust's Board of Trustees, and subject to shareholder approval of a new investment advisory agreement with Ashfield, Ashfield assumed management of that portion of the Portfolio's assets that were previously managed by CastleArk. The new investment sub-advisory agreement became effective as of June 19, 2007.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Large Cap Growth Concentrated Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees for each sub-advisor are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Large Cap Growth Concentrated Portfolio	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Large Cap Growth Concentrated Portfolio for the six-month period ended June 30, 2007, were $56,470,087 and $67,981,604, respectively.

5. Federal Tax Information

The Large Cap Growth Concentrated Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-In Capital (000)	Increase Undistributed Net Investment Income (000)
$(17)	$17

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:

December 2009	$(131,658)
December 2010	(82,021)
Unrealized appreciation	8,080
	$(205,599)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Large Cap Growth Concentrated Portfolio utilized $19,311 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Large Cap Growth Concentrated Portfolio for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$53,166	$9,249	$(903)	$8,346

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Large Cap Growth Concentrated Portfolio are:

Stock Market Risk – The value of the stocks and other securities owned by the Large Cap Growth Concentrated Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk – Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Large Cap Growth Concentrated Portfolio's growth style of investing, and the Large Cap Growth Concentrated Portfolio's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Portfolio Risk – The Large Cap Growth Concentrated Portfolio is "non-diversified" which means that it may own larger positions in a smaller number of securities than portfolios that are "diversified." The Large Cap Growth Concentrated Portfolio may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Large Cap Growth Concentrated Portfolio's NAV and total return than a diversified portfolio. The Large Cap Growth Concentrated Portfolio's share prices may also be more volatile than those of a diversified portfolio.

Industry and Sector Risk – Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Large Cap Growth Concentrated Portfolio may overweight specific industries within certain sectors, which may cause the Large Cap Growth Concentrated Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Large Cap Growth Concentrated Portfolio enters into various contracts that provide for general indemnifications. The Large Cap Growth Concentrated Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Large Cap Growth Concentrated Portfolio. However, based on experience, the Large Cap Growth Concentrated Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. LITIGATION

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Large Cap Growth Concentrated Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Large Cap Growth Concentrated Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Large Cap Growth Concentrated Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Large Cap Growth Concentrated Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Large Cap Growth Concentrated Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Large Cap Growth Concentrated Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Large Cap Growth Concentrated Portfolio				
Actual Portfolio Return	$1,000.00	$1,081.60	0.89%	$4.59
Hypothetical 5% Return	1,000.00	1,020.38	0.89%	4.46

* Expenses are equal to the Large Cap Growth Concentrated Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half period).

BOARD REVIEW AND APPROVAL OF INVESTMENT SUB-ADVISORY AGREEMENT WITH ASHFIELD CAPITAL PARTNERS, LLC (Unaudited)

Background

Effective February 10, 2007, the Board of Trustees of Old Mutual Insurance Series Fund (the "Trust"), including all of its independent Trustees (the "Board"), appointed Ashfield Capital Partners, LLC ("Ashfield") as a sub-advisor to the Old Mutual Large Cap Growth Portfolio and the Old Mutual Large Cap Growth Concentrated Portfolio (each a "Fund" and together, the "Funds"). This appointment became effective upon shareholder approval of a new investment sub-advisory agreement by and among the Trust, Old Mutual Capital, Inc. ("OMCAP") and Ashfield (the "Ashfield Sub-Advisory Agreement") on June 19, 2007. In order that Ashfield could begin serving as sub-advisor to the Funds while shareholder approval of the Ashfield Sub-Advisory Agreement was sought, the Board also approved an interim investment sub-advisory agreement by and among the Trust, on behalf of the Funds, OMCAP and Ashfield (the "Interim Ashfield Sub-Advisory Agreement"). Pursuant to the Interim Ashfield Sub-Advisory Agreement, Ashfield assumed management of that portion of the Funds' assets that were previously sub-advised by CastleArk Management, LLC ("CastleArk").

Set forth below are the factors that the Board considered in approving the Ashfield Sub-Advisory Agreement and the Interim Ashfield Sub-Advisory Agreement (together, the "Ashfield Agreements").

Board Considerations

In reviewing the Ashfield Agreements, the Board considered the following matters with respect to all of the Funds:

- *Nature and Extent of Services* — The Board considered the portfolio management services to be provided by Ashfield under the Ashfield Agreements. The Board received an in-person presentation by Ashfield on its qualifications to manage the Fund, which included a discussion of Ashfield's management of accounts with investment objectives and strategies similar to the investment objectives and strategies of the Funds. The Board also received written materials from Ashfield regarding its qualifications to perform the portfolio management services provided under the Ashfield Agreements. Based on the oral presentations and written material provided by Ashfield, the Board believed Ashfield to be capable and qualified to perform the services provided under the Ashfield Agreements.

- *Multi-Manager Structure* — The Board considered the effectiveness with which Ashfield would operate within the Funds' multi-manager structure. In particular, the Board considered the degree to which Ashfield's investment style and processes would complement the Funds' other investment sub-advisor, Turner Investment Partners ("Turner"). Based on information provided by OMCAP, the Board concluded that Ashfield's investment style and processes would complement the investment style of Turner.

- *Profitability/Costs* — The Board also reviewed the projected profitability of Ashfield in connection with providing services to the Funds. In that connection, the Board reviewed Ashfield's projected costs in providing services to the Funds and the basis for allocating those costs.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to Ashfield, including Ashfield's increased visibility in the investment community. The Trustees also weighed the benefits to affiliates of Ashfield, including OMCAP, the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings Inc.

- *Senior Officer's Report* — The Trustees considered a report from the Trust's Senior Vice President ("Senior Officer"), who is independent from the Trust's various service providers, including Ashfield, OMCAP and their affiliates, in analyzing Ashfield. The Trustees noted the due diligence performed by the Senior Officer in connection with his review of Ashfield, including meetings with Ashfield's personnel. The Trustees' also noted the Senior Officer's evaluation of the sub-advisory fees, which were unchanged from the sub-advisory fees that the Senior Officer evaluated in December 2006. The Trustees favorably considered that the Senior Officer supported the hiring of Ashfield.

In reviewing the Ashfield Agreements, the Board considered the following matters with respect to each Fund:

Old Mutual Large Cap Growth Portfolio

Performance — With respect to performance, the Trustees favorably weighed that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP would pay Ashfield's sub-advisory fee out of the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered that the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Fee Waivers — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.96% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Conclusions — The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the contractual Management Fee at the Lipper, Inc. ("Lipper") median and the net Management Fee below the Lipper median.

Old Mutual Large Cap Growth Concentrated Portfolio

Performance — With respect to performance, the Trustees favorably viewed the fact that Ashfield's large cap growth composite outperformed the Fund's benchmark index, the Russell 1000 Growth Index, for each of the 1 year, 3 year, 5 year and 10 year periods ending September 2006. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period. The Trustees noted, however, that Ashfield's large cap growth composite was more broadly diversified in a greater number of stocks than the Fund and that Ashfield did not currently manage a portfolio that mirrored the concentrated investment strategy of the Fund. The Trustees viewed favorably representations from Ashfield that its large cap growth investment strategy could be easily tailored to the Fund's more concentrated investment strategy.

Sub-Advisory Fees — With respect to sub-advisory fees, the Trustees noted that OMCAP would pay Ashfield's sub-advisory fee out of the management fee OMCAP received from the Trust (the "Management Fee"). The Trustees considered the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the sub-advisor that Ashfield would replace. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds.

Breakpoints — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

Fee Waivers— The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which OMCAP was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that OMCAP was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which OMCAP agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through December 2008 to no more than 0.89% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses).

Board Conclusions— The Board concluded that the Ashfield Agreements should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund, which for the nine month period ended September 30, 2006, set the net Management Fee below the Lipper median.

SHAREHOLDER PROXY RESULTS (Unaudited)

At a special meeting of the shareholders of Old Mutual Insurance Series Fund, held on June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio, voting separately, approved a new sub-advisory agreement with Ashfield Capital Partners, LLC.

The following is a report on the votes cast:

Old Mutual Portfolio	# of Shares For Proposal	# of Shares Against/ Withheld Proposal	# of Abstained Shares
Old Mutual Large Cap Growth Portfolio	532,291	21,735	70,763
Old Mutual Large Cap Growth Concentrated Portfolio	5,375,428	320,535	545,565

This page is intentionally left blank.

This page is intentionally left blank.

 **OLD MUTUAL INSURANCE SERIES FUND**

CONTACT US FOR MORE INFORMATION
ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

888-772-2888

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

IN PERSON

4643 South Ulster Street, Suite 600
Denver, CO 80237

ON THE INTERNET

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-106 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Mid-Cap Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

About This Report

Historical Returns

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

Portfolio Data

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Comparative Indexes

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL MID-CAP PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

- *For the six-month period ended June 30, 2007, the Old Mutual Mid-Cap Portfolio underperformed its benchmark, the S&P MidCap 400 Index. The Portfolio gained 8.90%, while the benchmark returned 11.98% for the same period.*

- *During the semi-annual period, stock selection in the utilities sector, an underweight in financials, and stock selection in the materials sector contributed positively to the Portfolio's performance relative to the benchmark.*

- *Detractors from relative performance at the sector level included health care, industrials and information technology.*

- *At the individual stock level, power producer Reliant Energy, nuclear energy producer USEC, and assisted living provider Sunrise Senior Living benefited the Portfolio's absolute performance during the period.*

- *Detractors from performance included pharmaceutical firm Medicines, biopharmaceutical firm CV Therapeutics (no longer a Portfolio holding), and student lending facilitator First Marblehead (no longer a Portfolio holding).*

Q. **How did the Portfolio perform relative to its benchmark?**

A. For the six-month period ended June 30, 2007, the Old Mutual Mid-Cap Portfolio (the "Portfolio") underperformed its benchmark, the S&P MidCap 400 Index. The Portfolio gained 8.90%, while the benchmark returned 11.98% for the same period.

Q. **What investment environment did the Portfolio face during the past six months?**

A. A sharp selloff in late February and early March seemed to predict the end of the market's seven-month rally, with investors reacting to overseas market declines and continued signs of weakness in the housing and related sub-prime-lending markets. However, continued merger and acquisition interest trumped slowing economic growth and quickly led to rebounding markets across all market capitalizations. By mid-April, most market benchmarks had recovered from the mid-quarter slump. Perhaps because of the heightened merger and acquisition activity, mid-cap stocks again outperformed larger companies.

Q. **Which market factors influenced the Portfolio's relative performance?**

A. Stock-specific factors, rather than macroeconomic themes, generally accounted for the Portfolio's relative results.

Q. **How did composition affect Portfolio performance?**

A. During the semi-annual period, stock selection in the utilities sector, an underweight in financials, and stock selection in the materials sector contributed positively to the Portfolio's performance relative to the benchmark. Detractors from relative performance at the sector level, primarily due to stock selection, included health care, industrials and information technology.

At the individual stock level, power producer Reliant Energy, nuclear energy producer USEC, and assisted living provider Sunrise Senior Living benefited the Portfolio's absolute performance during the period. Detractors from performance included pharmaceutical firm Medicines, biopharmaceutical firm CV Therapeutics (no longer a Portfolio holding), and student lending facilitator First Marblehead (no longer a Portfolio holding). Reliant Energy's stock performed well during the period, as heightened merger and acquisition activity, coupled with very strong cash flows across the sector, led to significant revaluation of all independent power producers. USEC benefited from increased interest in utility firms building new nuclear power plants, which raised the potential earnings power of USEC's uranium enrichment program. Sunrise Senior Living generated positive operating results and also was aided by heightened merger activity in the industry that focused attention on the value of the firm's health care and real estate holdings.

Portfolio detractor Medicines produced lackluster operating results, and was hurt by the U.S. Patent Office's rejection to the company's application to extend protection for its main revenue source. CV Therapeutics' stock price was harmed by disappointing drug trial data for its angina drug, Ranexa. First Marblehead detracted from performance, as two of the firm's largest customers purchased a minority stake in a competitor, leading the market to view their relationship with First Marblehead as being at risk.

Q. What is the investment outlook for the mid-cap stock market?

A. As always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge Capital, Inc. focuses on finding companies that it believes are positioned for growth regardless of news headlines and believes a long-term perspective maximizes investment returns over time.

Top Ten Holdings
as of June 30, 2007
(Unaudited)

Maxim Integrated Products	2.2%
Lincare Holdings	2.0%
Aspen Insurance Holdings	2.0%
El Paso	1.9%
Medicines	1.8%
DSP Group	1.8%
Electronic Arts	1.8%
Montpelier Re Holdings	1.7%
Invitrogen	1.7%
Pitney Bowes	1.6%
As a % of Total Portfolio Investments	18.5%

OLD MUTUAL MID-CAP PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Mid-Cap Portfolio	11/30/98	8.90%	19.02%	13.34%	13.00%	14.58%
S&P MidCap 400 Index	11/30/98	11.98%	18.51%	15.15%	14.17%	12.83%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.20% and 0.99%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of November 30, 1998 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2007 (UNAUDITED)

Description	Shares	Value
Common Stock — 95.9%		
Aerospace/Defense-Equipment — 2.3%		
DRS Technologies	480	$ 27,490
Goodrich	650	38,714
Total Aerospace/Defense-Equipment		66,204
Agricultural Operations — 0.3%		
Tejon Ranch*	190	8,398
Total Agricultural Operations		8,398
Airlines — 2.9%		
Delta Airlines*	970	19,109
UAL*	1,080	43,837
US Airways Group*	700	21,189
Total Airlines		84,135
Applications Software — 3.0%		
Citrix Systems*	1,340	45,118
Intuit*	1,350	40,608
Total Applications Software		85,726
Building-Heavy Construction — 1.3%		
Washington Group International*	460	36,805
Total Building-Heavy Construction		36,805
Chemicals-Diversified — 1.2%		
Lyondell Chemical	920	34,150
Total Chemicals-Diversified		34,150
Coal — 1.0%		
Arch Coal	830	28,884
Total Coal		28,884
Commercial Services — 2.9%		
Alliance Data Systems*	500	38,640
ChoicePoint*	1,060	44,997
Total Commercial Services		83,637
Computer Services — 1.1%		
Electronic Data Systems	1,110	30,780
Total Computer Services		30,780
Computers — 0.7%		
Sun Microsystems*	3,640	19,146
Total Computers		19,146
Dental Supplies & Equipment — 0.8%		
Patterson*	610	22,735
Total Dental Supplies & Equipment		22,735
Dialysis Centers — 0.5%		
DaVita*	260	14,009
Total Dialysis Centers		14,009

Description	Shares	Value
Diversified Manufacturing Operations — 1.3%		
Dover	720	$ 36,828
Total Diversified Manufacturing Operations		36,828
E-Commerce/Services — 1.2%		
Expedia*	1,150	33,683
Total E-Commerce/Services		33,683
Electronic Components-Miscellaneous — 0.6%		
Flextronics International*	1,700	18,360
Total Electronic Components-Miscellaneous		18,360
Electronic Components-Semiconductors — 7.1%		
Broadcom, Cl A*	1,120	32,760
DSP Group*	2,610	53,427
International Rectifier*	430	16,022
Micron Technology*	1,410	17,667
PMC-Sierra*	1,310	10,126
QLogic*	1,720	28,638
Semtech*	1,250	21,663
SiRF Technology Holdings*	1,080	22,399
Total Electronic Components-Semiconductors		202,702
Enterprise Software/Services — 0.9%		
Lawson Software*	2,690	26,604
Total Enterprise Software/Services		26,604
Entertainment Software — 1.8%		
Electronic Arts*	1,100	52,052
Total Entertainment Software		52,052
Finance-Investment Banker/Broker — 2.6%		
Greenhill	400	27,484
optionsXpress Holdings	1,780	45,675
Total Finance-Investment Banker/Broker		73,159
Finance-Other Services — 1.6%		
Asset Acceptance Capital*	2,530	44,781
Total Finance-Other Services		44,781
Food-Wholesale/Distribution — 1.5%		
United Natural Foods*	1,630	43,325
Total Food-Wholesale/Distribution		43,325
Gas-Distribution — 0.7%		
WGL Holdings	640	20,890
Total Gas-Distribution		20,890
Golf — 0.7%		
Callaway Golf	1,100	19,591
Total Golf		19,591

OLD MUTUAL MID-CAP PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2007 (UNAUDITED)

Description	Shares	Value
Hotels & Motels — 1.4%		
Intercontinental Hotels Group ADR	277	$ 6,864
Wyndham Worldwide*	950	34,447
Total Hotels & Motels		41,311
Human Resources — 1.3%		
Hewitt Associates, Cl A*	1,160	37,120
Total Human Resources		37,120
Independent Power Producer — 1.1%		
Mirant*	230	9,810
Reliant Energy*	840	22,638
Total Independent Power Producer		32,448
Industrial Automation/Robot — 1.0%		
Cognex	1,210	27,237
Total Industrial Automation/Robot		27,237
Industrial Gases — 0.8%		
Air Products & Chemicals	290	23,307
Total Industrial Gases		23,307
Internet Security — 1.3%		
Checkfree*	940	37,788
Total Internet Security		37,788
Linen Supply & Related Items — 1.0%		
Cintas	760	29,967
Total Linen Supply & Related Items		29,967
Machinery-Print Trade — 0.6%		
Zebra Technologies, Cl A*	440	17,046
Total Machinery-Print Trade		17,046
Medical Information Systems — 1.4%		
IMS Health	1,220	39,199
Total Medical Information Systems		39,199
Medical Instruments — 0.9%		
St. Jude Medical*	640	26,554
Total Medical Instruments		26,554
Medical-Biomedical/Genetic — 1.8%		
Invitrogen*	680	50,150
Total Medical-Biomedical/Genetic		50,150
Medical-Drugs — 1.2%		
Angiotech Pharmaceuticals*	4,990	35,479
Total Medical-Drugs		35,479
Medical-Outpatient/Home Medical — 2.0%		
Lincare Holdings*	1,470	58,579
Total Medical-Outpatient/Home Medical		58,579

Description	Shares	Value
Metal Processors & Fabricators — 2.0%		
Haynes International*	320	$ 27,018
Sterlite Industries India ADR*	2,100	30,807
Total Metal Processors & Fabricators		57,825
Motion Pictures & Services — 0.9%		
Macrovision*	900	27,054
Total Motion Pictures & Services		27,054
Multi-Line Insurance — 0.9%		
XL Capital, Cl A	290	24,444
Total Multi-Line Insurance		24,444
Non-Ferrous Metals — 0.4%		
USEC*	520	11,430
Total Non-Ferrous Metals		11,430
Non-Hazardous Waste Disposal — 1.1%		
Allied Waste Industries*	2,270	30,554
Total Non-Hazardous Waste Disposal		30,554
Office Automation & Equipment — 1.7%		
Pitney Bowes	1,010	47,288
Total Office Automation & Equipment		47,288
Oil & Gas Drilling — 1.9%		
Pride International*	920	34,463
Rowan	510	20,900
Total Oil & Gas Drilling		55,363
Oil Companies-Exploration & Production — 0.5%		
Mariner Energy*	560	13,580
Total Oil Companies-Exploration & Production		13,580
Oil-Field Services — 2.2%		
Hanover Compressor*	1,600	38,160
Helix Energy Solutions*	590	23,547
Total Oil-Field Services		61,707
Paper & Related Products — 4.2%		
Abitibi-Consolidated	15,010	44,129
MeadWestvaco	1,330	46,976
Smurfit-Stone Container*	2,090	27,818
Total Paper & Related Products		118,923
Pharmacy Services — 1.4%		
Omnicare	1,100	39,666
Total Pharmacy Services		39,666
Pipelines — 2.0%		
El Paso	3,250	55,997
Total Pipelines		55,997

Description	Shares	Value
Platinum — 0.6%		
Stillwater Mining*	1,500	$ 16,515
Total Platinum		16,515
Printing-Commercial — 1.4%		
RR Donnelley & Sons	900	39,159
Total Printing-Commercial		39,159
Publishing-Books — 0.4%		
Scholastic*	330	11,860
Total Publishing-Books		11,860
Reinsurance — 7.4%		
Allied World Assurance Holdings	760	38,950
Aspen Insurance Holdings	2,040	57,263
Axis Capital Holdings	580	23,577
Everest Re Group	390	42,369
Montpelier Re Holdings	2,720	50,429
Total Reinsurance		212,588
REITs-Hotels — 0.5%		
Host Hotels & Resorts	620	14,334
Total REITs-Hotels		14,334
Rental Auto/Equipment — 1.9%		
Avis Budget Group*	360	10,235
RSC Holdings*	2,190	43,800
Total Rental Auto/Equipment		54,035
Retail-Restaurants — 0.9%		
Cheesecake Factory*	1,000	24,520
Total Retail-Restaurants		24,520
Retirement/Aged Care — 0.5%		
Sunrise Senior Living*	340	13,597
Total Retirement/Aged Care		13,597
Semiconductor Components-Integrated Circuits — 2.7%		
Cypress Semiconductor*	550	12,809
Maxim Integrated Products	1,960	65,484
Total Semiconductor Components-Integrated Circuits		78,293

Description	Shares	Value
Telecommunications Equipment — 0.8%		
Plantronics	830	$ 21,763
Total Telecommunications Equipment		21,763
Telecommunications Services — 0.7%		
Amdocs*	510	20,308
Total Telecommunications Services		20,308
Telephone-Integrated — 1.3%		
Level 3 Communications*	6,150	35,977
Total Telephone-Integrated		35,977
Therapeutics — 3.1%		
Medicines*	3,050	53,741
Warner Chilcott, Cl A*	1,960	35,456
Total Therapeutics		89,197
Transport-Equipment & Leasing — 0.7%		
GATX	430	21,178
Total Transport-Equipment & Leasing		21,178
Total Common Stock (Cost $2,249,324)		2,739,924
Money Market Fund — 6.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	171,803	171,803
Total Money Market Fund (Cost $171,803)		171,803
Total Investments — 101.9% (Cost $2,421,127)		2,911,727
Other Assets and Liabilities, Net — (1.9)%		(54,033)
Total Net Assets — 100.0%		$ 2,857,694

* Non-income producing security.
(A) — The rate reported is the 7-day effective yield as of June 30, 2007.
ADR — American Depositary Receipt
Cl — Class
REITs — Real Estate Investment Trusts

The accompanying notes are an integral part of the financial statements.

Statement of Assets & Liabilities

As of June 30, 2007 (Unaudited)

	Old Mutual Mid-Cap Portfolio
Assets:	
Investment Securities, at cost	$2,421,127
Investment Securities, at value	$2,911,727
Cash	561
Receivable from Investment Advisor	7,043
Receivable for Investments Sold	3,199
Dividends and Interest Receivable	2,070
Receivable for Capital Shares Sold	318
Prepaid Trustees' Fees	15
Total Assets	2,924,933
Liabilities:	
Payable for Investments Purchased	38,567
Payable for Management Fees	4,635
Payable for Capital Shares Redeemed	696
Accrued Expenses	23,341
Total Liabilities	67,239
Net Assets	**$2,857,694**
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 443,451 oustanding shares of beneficial interest	$1,700,480
Undistributed Net Investment Income	2,297
Accumulated Net Realized Gain on Investments	664,317
Net Unrealized Appreciation on Investments	490,600
Net Assets	**$2,857,694**
Net Asset Value, Offering and Redemption Price Per Share	**$ 6.44**

The accompanying notes are an integral part of the financial statements.

Statement of Operations

	Old Mutual Mid-Cap Portfolio
Investment Income:	
Dividends	$ 28,165
Interest	3,366
Total Investment Income	31,531
Expenses:	
Management Fees	28,056
Trustees' Fees	2,316
Transfer Agent Fees	13,071
Printing Fees	10,020
Custodian Fees	9,815
Insurance Fees	4,123
Professional Fees	1,686
Other Expenses	660
Total Expenses	69,747
Less:	
Waiver of Management Fees	(28,056)
Reimbursement of Other Expenses by Investment Advisor	(12,457)
Net Expenses	29,234
Net Investment Income	2,297
Net Realized Gain from Security Transactions	1,207,381
Net Change in Unrealized Depreciation on Investments	(674,936)
Net Realized and Unrealized Gain on Investments	532,445
Increase in Net Assets Resulting from Operations	$ 534,742

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Old Mutual Mid-Cap Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06*
Investment Activities:		
Net Investment Income (Loss)	$ 2,297	$ (92,769)
Net Realized Gain from Security Transactions	1,207,381	11,272,500
Net Change in Unrealized Depreciation on Investments	(674,936)	(6,874,501)
Net Increase in Net Assets Resulting from Operations	534,742	4,305,230
Dividends and Distributions to Shareholders from:		
Net Investment Income	—	(129,176)
Net Realized Gains from Security Transactions	(3,920,280)	(2,423,791)
Total Dividends and Distributions	(3,920,280)	(2,552,967)
Capital Share Transactions:		
Shares Issued	761,850	3,980,981
Shares Issued upon Reinvestment of Distributions	3,920,279	2,552,982
Shares Redeemed	(4,011,013)	(57,558,340)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	671,116	(51,024,377)
Total Decrease in Net Assets	(2,714,422)	(49,272,114)
Net Assets:		
Beginning of Year	5,572,116	54,844,230
End of Year	$ 2,857,694	$ 5,572,116
Undistributed Net Investment Income	$ 2,297	$ —
Shares Issued and Redeemed:		
Shares Issued	111,159	231,277
Shares Issued upon Reinvestment of Distributions	631,285	159,560
Shares Redeemed	(616,513)	(3,360,114)
Net Increase (Decrease) in Shares Outstanding	125,931	(2,969,277)

* Prior period figures have been adjusted to conform to current period presentation.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and For the Six-Month Period ended June 30, 2007 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period[2]	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Mid-Cap Portfolio														
2007*	$17.55	$ —[1]	$ 1.11	$ 1.11	$ —	$(12.22)	$(12.22)	$ 6.44	8.90%[†]	$ 2,857,694	0.99%**	2.36%**	0.08%**	80.46%[†]
2006	16.69	(0.03)[1]	1.81	1.78	(0.05)	(0.87)	(0.92)	17.55	11.19%	5,572,116	0.99%	1.20%	(0.19)%	152.62%
2005	17.10	0.04[1]	0.88	0.92	—	(1.33)	(1.33)	16.69	5.71%	54,844,230	1.17%	1.17%	0.25%	89.06%
2004	14.64	(0.04)[1]	2.76	2.72	—	(0.26)	(0.26)	17.10	18.86%	46,766,261	1.17%	1.17%	(0.26)%	123.19%
2003	10.90	(0.03)[1]	3.77	3.74	—	—	—	14.64	34.31%	30,859,104	1.20%	1.23%	(0.24)%	147.82%
2002	13.40	—	(2.50)	(2.50)	—	—	—	10.90	(18.66)%	13,692,580	1.20%	1.47%	(0.07)%	197.63%

* For the six-month period ended June 30, 2007.

** Ratios for periods less than one year have been annualized.

[†] Total return and portfolio turnover rate are for the period indicated and have not been annualized.

[1] Per share calculations were performed using the average shares for the period.

[2] Prior period figures have been adjusted to conform to current period presentation.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2007 (Unaudited)

1. Organization

Old Mutual Mid-Cap Portfolio (the "Mid-Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Mid-Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Mid-Cap Portfolio is classified as a diversified management investment company. The financial statements for the Mid-Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007 52%, 27% and 12% of the outstanding shares of the Mid-Cap Portfolio were held by the separate accounts of three participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Mid-Cap Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date. The Portfolio utilized earnings and profits distributed to shareholders on redemption of shares as part of the dividends paid deduction for Federal income tax purposes.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Mid-Cap Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Mid-Cap Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

Prior period figures have been adjusted to conform to current period presentation.

Notes to Financial Statements — continued

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Mid-Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Mid-Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Mid-Cap Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.99% of the Mid-Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Mid-Cap Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Mid-Cap Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Mid-Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Mid-Cap Portfolio to exceed 0.99%. Consequently, no reimbursement by the Mid-Cap Portfolio will be made unless: (i) the Mid-Cap Portfolio's assets exceed $75 million; (ii) the Mid-Cap Portfolio's total annual operating expense ratio is less than 0.99%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Mid-Cap Portfolio for which the Advisor may seek reimbursement was $102,556 (expiring December 31, 2009) and $40,513 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Mid-Cap Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Mid-Cap Portfolio, and the Advisor entered into an interim sub-advisory agreement with Liberty Ridge to provide co-sub-advisory services to the Mid-Cap Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Mid-Cap Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Mid-Cap Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Mid-Cap Portfolio for the six months ended June 30, 2007, were $4,319,829 and $7,597,718, respectively.

5. FEDERAL TAX INFORMATION

The Mid-Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, and to equalization, which classifies earnings and profits distributed to shareholders on the redemption of shares as a deemed dividend were classified to/from the following accounts:

Increase Paid-In Capital	Increase Undistributed Net Investment Income	Decrease Accumulated Net Realized Gain
$7,671,793*	$92,560*	$(7,764,353)*

* Prior period figures have been adjusted to conform to current period presentation.

This reclassification had no effect on net assets or net asset value per share.

The tax character of dividends and distributions declared during the years ended December 31, 2006 and December 31, 2005 were as follows:

	Ordinary Income	Long-Term Capital Gains	Total
2006	$1,323,709*	$1,229,258*	$2,552,967*
2005	2,604,687*	1,424,344*	4,029,031*

* Prior period figures have been adjusted to conform to current period presentation.

As of December 31, 2006, the components of distributable earnings were as follows:

Undistributed ordinary income	$3,558,286*
Undistributed Long-Term Capital Gain	320,906*
Unrealized appreciation	663,588*
	$4,542,780*

* Prior period figures have been adjusted to conform to current period presentation.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Mid-Cap Portfolio for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
$2,421,127	$517,116	$(26,516)	$490,600

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Mid-Cap Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Mid-Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small and Mid-Size Company Risk — The Mid-Cap Portfolio primarily invests in mid-sized companies and also may invest in smaller companies. While small-sized companies, and to an extent mid-sized companies, may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Mid-Cap Portfolio could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Mid-Cap Portfolio may overweight certain industries within a sector, which may cause the Mid-Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Mid-Cap Portfolio enters into various contracts that provide for general indemnifications. The Mid-Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Mid-Cap Portfolio. However, based on experience, the Mid-Cap Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six months ended June 30, 2007.

8. LITIGATION

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Mid-Cap Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Mid-Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Mid-Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Mid-Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Mid-Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Mid-Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Mid-Cap Portfolio				
Actual Portfolio Return	$1,000.00	$1,089.00	0.99%	$5.13
Hypothetical 5% Return	1,000.00	1,019.89	0.99%	4.96

* Expenses are equal to the Mid-Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION
ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

888-772-2888

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

IN PERSON

4643 South Ulster Street, Suite 600
Denver, CO 80237

ON THE INTERNET

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-108 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Select Value Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

About This Report

Historical Returns

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

Portfolio Data

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Comparative Indexes

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45%, and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL SELECT VALUE PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

- *For the six-month period ended June 30, 2007, the Old Mutual Select Value Portfolio returned 7.26%, outperforming the 6.96% return posted by the S&P 500 Index.*

- *During the semi-annual period, stock selection in the financials sector, an underweight position in consumer discretionary and an overweight in the materials sector contributed positively to the Portfolio's performance relative to the benchmark.*

- *Detractors from relative performance at the sector level, primarily due to stock selection, included industrials, consumer staples and information technology.*

- *At the individual stock level, enterprise software firm EMC, reinsurance provider XL Capital and student loan provider SLM benefited the Portfolio's absolute performance during the period.*

- *Detractors from performance included food distributor Sysco (no longer a Portfolio holding), communications equipment provider Alcatel-Lucent (no longer a Portfolio holding) and waste services firm Waste Management (no longer a Portfolio holding).*

Q. **How did the Portfolio perform relative to its benchmark?**

A. For the six-month period ended June 30, 2007, the Old Mutual Select Value Portfolio (the "Portfolio") returned 7.26%, outperforming the 6.96% return posted by the S&P 500 Index.

Q. **What investment environment did the Portfolio face during the past six months?**

A. A sharp selloff in late February and early March seemed to predict the end of the market's seven-month rally, with investors reacting to overseas market declines and continued signs of weakness in the housing and related sub-prime-lending markets. However, continued merger and acquisition interest trumped slowing economic growth and quickly led to rebounding markets across all market capitalizations. By mid-April most market benchmarks had recovered from the mid-quarter slump. Large-cap stocks again underperformed mid-cap stocks during the semi-annual period.

Q. **Which market factors influenced the Portfolio's relative performance?**

A. Stock-specific factors, rather than macroeconomic themes, generally accounted for the Portfolio's relative results.

Q. **How did composition affect Portfolio performance?**

A. During the semi-annual period, stock selection in the financials sector, an underweight position in consumer discretionary and an overweight in the materials sector contributed positively to the Portfolio's performance relative to the benchmark. Detractors from relative performance at the sector level, primarily due to stock selection, included industrials, consumer staples and information technology.

At the individual stock level, enterprise software firm EMC, reinsurance provider XL Capital and student loan provider SLM benefited the Portfolio's absolute performance during the period. Detractors from performance included food distributor Sysco (no longer a Portfolio holding), communications equipment provider Alcatel-Lucent (no longer a Portfolio holding) and waste services firm Waste Management (no longer a Portfolio holding). EMC's stock rose on announcements of positive earnings results and an initial public offering of its fast-growing VMWare subsidiary during the period. XL Capital's stock benefited from a light catastrophe season, coupled with positive investment results. SLM announced a takeover by a private equity firm at a substantial premium, and the company's stock gained value benefiting the Portfolio's performance. On the other side of the equation, Sysco has produced modest growth in recent quarters. This caused concern regarding the long-term growth projections needed to justify current valuations and the company's stock lost value. Alcatel-Lucent generated disappointing sales results during the period as the firm was in the midst of a transition while Alcatel and Lucent merged. Waste Management's stock was hurt by a weak earnings report in February, and was not able to fully recover during the period despite making some headway in March.

Q. What is the investment outlook for the large-cap stock market?

A. As always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge Capital, Inc. focuses on finding companies that it believes are positioned for growth, regardless of news headlines, and believes a long-term perspective maximizes investment returns over time.

Top Ten Holdings
as of June 30, 2007
(Unaudited)

General Electric	6.8%
Microsoft	5.8%
XL Capital, Cl A	4.7%
BP ADR	4.7%
ConocoPhillips	4.5%
3M	4.5%
American International Group	4.4%
Capital One Financial	4.4%
General Mills	4.4%
Dominion Resources	4.3%
As a % of Total Portfolio Investments	48.5%

Select Value Portfolio

OLD MUTUAL SELECT VALUE PORTFOLIO – continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Select Value Portfolio	10/28/97	7.26%	28.80%	13.73%	8.10%	9.54%
S&P 500 Index	10/28/97	6.96%	20.59%	11.68%	10.71%	6.88%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 0.96% and 0.94%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of October 28, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 97.3%		
Applications Software — 5.9%		
Microsoft	90,500	$ 2,667
Total Applications Software		2,667
Beverages-Non-Alcoholic — 3.4%		
Coca-Cola	29,890	1,564
Total Beverages-Non-Alcoholic		1,564
Cable TV — 3.1%		
Comcast, Cl A*	51,130	1,430
Total Cable TV		1,430
Chemicals-Diversified — 1.8%		
E.I. du Pont de Nemours	16,360	832
Total Chemicals-Diversified		832
Computers-Memory Devices — 1.8%		
EMC*	45,480	823
Total Computers-Memory Devices		823
Diversified Manufacturing Operations — 11.6%		
3M	24,060	2,088
General Electric	82,500	3,158
Total Diversified Manufacturing Operations		5,246
Electric-Integrated — 4.4%		
Dominion Resources	23,200	2,002
Total Electric-Integrated		2,002
Finance-Consumer Loans — 1.3%		
SLM	10,600	610
Total Finance-Consumer Loans		610
Finance-Investment Banker/Broker — 4.0%		
JPMorgan Chase	27,900	1,352
Morgan Stanley	5,640	473
Total Finance-Investment Banker/Broker		1,825
Food-Miscellaneous/Diversified — 4.5%		
General Mills	34,600	2,021
Total Food-Miscellaneous/Diversified		2,021
Insurance Brokers — 2.6%		
Marsh & McLennan	38,290	1,182
Total Insurance Brokers		1,182
Medical Instruments — 2.5%		
Medtronic	21,450	1,112
Total Medical Instruments		1,112

Description	Shares	Value (000)
Medical-Drugs — 7.0%		
Pfizer	72,640	$ 1,857
Wyeth	22,680	1,301
Total Medical-Drugs		3,158
Metal Processors & Fabricators — 3.6%		
Sterlite Industries India ADR*	110,380	1,619
Total Metal Processors & Fabricators		1,619
Multi-Line Insurance — 9.3%		
American International Group	29,200	2,045
XL Capital, Cl A	25,810	2,176
Total Multi-Line Insurance		4,221
Oil Companies-Integrated — 9.4%		
BP ADR	30,000	2,164
ConocoPhillips	26,700	2,096
Total Oil Companies-Integrated		4,260
Pipelines — 4.0%		
El Paso	104,940	1,808
Total Pipelines		1,808
Property/Casualty Insurance — 3.3%		
Travelers	28,300	1,514
Total Property/Casualty Insurance		1,514
Reinsurance — 3.9%		
Berkshire Hathaway, Cl A*	16	1,752
Total Reinsurance		1,752
Retail-Discount — 3.2%		
Wal-Mart	29,900	1,439
Total Retail-Discount		1,439
Retail-Drug Store — 2.2%		
Walgreen	23,400	1,019
Total Retail-Drug Store		1,019
Super-Regional Banks-US — 4.5%		
Capital One Financial	25,900	2,032
Total Super-Regional Banks-US		2,032
Total Common Stock (Cost $37,519)		44,136

OLD MUTUAL SELECT VALUE PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Money Market Fund — 5.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	2,247,388	$ 2,247
Total Money Market Fund (Cost $2,247)		2,247
Total Investments — 102.3% (Cost $39,766)		46,383
Other Assets and Liabilities, Net — (2.3%)		(1,021)
Net Assets — 100.0%		$ 45,362

* Non-income producing security.
(A) — The rate reported is the 7-day effective yield as of June 30, 2007.
ADR — American Depositary Receipt
Cl — Class
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

As of June 30, 2007 (Unaudited)

	Old Mutual Select Value Portfolio
Assets:	
Investment Securities, at cost	$ 39,766
Investment Securities, at value	$ 46,383
Cash	10
Dividends and Interest Receivable	43
Receivable from Investment Advisor	6
Total Assets	46,442
Liabilities:	
Payable for Investments Purchased	1,024
Payable for Management Fees	28
Payable for Capital Shares Redeemed	5
Accrued Expenses	23
Total Liabilities	1,080
Net Assets	$ 45,362
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 2,398,114 oustanding shares of beneficial interest	$ 97,263
Undistributed Net Investment Income	796
Accumulated Net Realized Loss on Investments	(59,314)
Net Unrealized Appreciation on Investments	6,617
Net Assets	$ 45,362
Net Asset Value, Offering and Redemption Price Per Share	$ 18.92

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the six-month period ended June 30, 2007 (Unaudited)

	Old Mutual Select Value Portfolio
Investment Income:	
Dividends	$ 472
Interest	22
Less: Foreign Taxes Withheld	(2)
Total Investment Income	492
Expenses:	
Management Fees	169
Trustees' Fees	9
Professional Fees	25
Transfer Agent Fees	13
Printing Fees	12
Custodian Fees	3
Other Expenses	8
Total Expenses	239
Less:	
Waiver of Management Fees	(28)
Net Expenses	211
Net Investment Income	281
Net Increase from Payment by Affiliate[1]	2
Net Realized Gain from Security Transactions	3,198
Net Change in Unrealized Depreciation on Investments	(311)
Net Realized and Unrealized Gain on Investments	2,889
Increase in Net Assets Resulting from Operations	$3,170

[1] See Note 3.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Select Value Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income	$ 281	$ 517
Net Increase from Payment by Affiliate[1]	2	—
Net Realized Gain from Security Transactions	3,198	6,335
Net Change in Unrealized Appreciation (Depreciation) on Investments	(311)	4,346
Net Increase in Net Assets Resulting from Operations	3,170	11,198
Dividends to Shareholders from:		
Net Investment Income	—	(729)
Total Dividends	—	(729)
Capital Share Transactions:		
Shares Issued	539	1,461
Shares Issued upon Reinvestment of Distributions	—	729
Shares Redeemed	(4,970)	(17,527)
Decrease in Net Assets Derived from Capital Shares Transactions	(4,431)	(15,337)
Total Decrease in Net Assets	(1,261)	(4,868)
Net Assets:		
Beginning of Year	46,623	51,491
End of Year	$ 45,362	$ 46,623
Undistributed Net Investment Income	$ 796	$ 515
Shares Issued and Redeemed:		
Shares Issued	30	90
Shares Issued upon Reinvestment of Distributions	—	47
Shares Redeemed	(275)	(1,107)
Net Decrease in Shares Outstanding	(245)	(970)

[1] See Note 3.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and For the Six-Month Period ended June 30, 2007 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Old Mutual Select Value Portfolio														
2007*	$17.64	$0.11[1]	$ 1.17[#]	$ 1.28	$ —	$—	$ —	$18.92	7.26%[†,#]	$ 45,362	0.94%**	1.06%**	1.24%**	38.35%[†]
2006	14.25	0.16[1]	3.47	3.63	(0.24)	—	(0.24)	17.64	25.74%	46,623	0.94%	0.96%	1.05%	79.56%
2005	13.91	0.18[1]	0.44	0.62	(0.28)	—	(0.28)	14.25	4.51%	51,491	0.96%	0.96%	1.28%	71.77%
2004	13.83	0.21[1]	0.17	0.38	(0.30)	—	(0.30)	13.91	2.85%	64,049	0.92%	0.92%	1.52%	110.53%
2003	12.00	0.35	1.81	2.16	(0.33)	—	(0.33)	13.83	18.29%	94,035	0.90%	0.90%	1.53%	224.47%
2002	16.20	0.30	(4.35)	(4.05)	(0.15)	—	(0.15)	12.00	(25.07)%	141,322	0.87%	0.87%	1.19%	505.46%

* For the six-month period ended June 30, 2007.
** Ratios for periods less than one year have been annualized.
† Total return and portfolio turnover rates are for the periods indicated and have not been annualized.
[1] Per share calculations were performed using the average shares for the period.
[#] The payment from affiliate (see Note 3) resulted in an increase to the Net Realized and Unrealized Gains on Securities of $0.01 per share. A percent of the total return consists of the payment from affiliate. Excluding this payment, the total return would have been 7.20%.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2007 (Unaudited)

1. Organization

Old Mutual Select Value Portfolio (the "Select Value Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Select Value Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Growth Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Select Value Portfolio is classified as a diversified management investment company. The financial statements for the Select Value Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 75% and 13% of the outstanding shares of the Select Value Portfolio were held by the separate accounts of two participating insurance companies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Select Value Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Select Value Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Select Value Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees and Other Transactions With Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

| | Management Fee Breakpoint Asset Thresholds | | | | | | |
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

Expense Limitation Agreement — In the interest of limiting expenses of the Select Value Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Select Value Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Select Value Portfolio to the extent necessary to limit the total annual operating expenses to no more than 0.94% of the Select Value Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Select Value Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Select Value Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Select Value Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Select Value Portfolio to exceed 0.94%. Consequently, no reimbursement by the Select Value Portfolio will be made unless: (i) the Select Value Portfolio's assets exceed $75 million; (ii) the Select Value Portfolio's total annual operating expense ratio is less than 0.94%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Select Value Portfolio for which the Advisor may seek reimbursement was $10,249 (expiring December 31, 2009) and $27,755 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Select Value Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Select Value Portfolio, and the Advisor entered into an interim sub-advisory agreement with Liberty Ridge to provide sub-advisory services to the Select Value Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Select Value Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Select Value Portfolio	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Payment by Affiliate — For the six-month period ended June 30, 2007, Liberty Ridge voluntarily contributed $2,202 to the Select Value Portfolio to offset losses incurred due to a trade omission.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Select Value Portfolio for the six-month period ended June 30, 2007, were $16,907,132 and $21,611,096, respectively.

5. Federal Tax Information

The Select Value Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. There were no permanent book/tax differences for the year ended December 31, 2006.

The tax character of dividends and distributions declared during the years ended December 31, 2006 and 2005 were as follows:

	Ordinary Income (000)
2006	$ 729
2005	1,085

As of December 31, 2006, the components of accumulated losses were as follows (000):

Capital loss carryforwards expiring:	
December 2010	$(62,206)
Undistributed Ordinary Income	516
Unrealized appreciation	6,619
	$(55,071)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Select Value Portfolio utilized $6,587 (000) of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Select Value Portfolio for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$39,766	$6,715	$(98)	$6,617

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Select Value Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Select Value Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Select Value Portfolio's value style of investing, and the Select Value Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Select Value Portfolio may overweight specific industries within certain sectors, which may cause the Select Value Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

In the normal course of business, the Select Value Portfolio enters into various contracts that provide for general indemnifications. The Select Value Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Select Value Portfolio. However, based on experience, the Select Value Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. Litigation

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes*". This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Select Value Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Select Value Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Select Value Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Select Value Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Select Value Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Select Value Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Select Value Portfolio				
Actual Portfolio Return	$1,000.00	$1,072.60	0.94%	$4.83
Hypothetical 5% Return	1,000.00	1,020.13	0.94	4.71

* Expenses are equal to the Select Value Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

This page is intentionally left blank.

 **OLD MUTUAL INSURANCE SERIES FUND**

Contact Us For More Information
About the Old Mutual Insurance Series Fund

By Telephone

888-772-2888

By Mail

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

In Person

4643 South Ulster Street, Suite 600
Denver, CO 80237

On the Internet

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-109 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Small Cap Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

OLD MUTUAL SMALL CAP PORTFOLIO

MANAGEMENT OVERVIEW

Sub-Advisors: Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Performance Highlights

- *For the six-month period ended June 30, 2007, the Old Mutual Small Cap Portfolio returned 13.00% outperforming the Russell 2000® Index, which advanced 6.45% for the period.*

- *During the semi-annual period ended June 30, 2007, stock selection in the financials, consumer discretionary and information technology sectors contributed to the Portfolio's performance relative to the Russell 2000® Index.*

- *Underweight positions in materials, consumer staples and energy relative to the Russell 2000® Index detracted from relative performance during the period.*

- *Stocks that contributed to absolute performance during the period included CommScope, General Cable and Vail Resorts, while Irwin Financial, LECG and Corporate Executive Board (no longer a Portfolio holding) detracted from the Portfolio's gains.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the six-month period ended June 30, 2007, the Old Mutual Small Cap Portfolio (the "Portfolio") returned 13.00% outperforming the Russell 2000® Index, which advanced 6.45% for the period.

Q. What investment environment did the Portfolio face during the past six months?

A. A sharp selloff in late February and early March seemed to predict the end of the market's seven-month rally, with investors reacting to overseas market declines and continued signs of weakness in the housing and related sub-prime-lending markets. However, continued merger and acquisition interest trumped slowing economic growth and quickly led to rebounding markets across all market capitalizations. By mid-April, most market benchmarks had recovered from the mid-quarter slump. Small-cap stocks underperformed mid- and large-cap stocks during the period.

The financial sector underperformed, spurred by the sub-prime-mortgage problems and a yield curve that was inverted (a situation that occurs when long-term interest rates are lower than their short-term counterparts) to flat for most of the period. The yield curve finally steepened in June. The consumer was hurt by ever-increasing oil prices that have climbed more than 30 percent since January. Certain structural problems, such as a continued slowdown in the housing market and a notable decrease in mortgage-equity withdrawals, still plagued the market.

Q. Which market factors influenced the Portfolio's relative performance?

A. Stock-specific factors, rather than macroeconomic themes, generally accounted for the Portfolio's relative results in the portion of the Portfolio managed by Liberty Ridge Capital, Inc. ("Liberty Ridge").

Eagle Asset Management, Inc. ("Eagle") believes the recent success of value investing is correlated with the strength of the global economy. Many traditional value stocks are in cyclical, commodity-based industries geared toward capital spending. Eagle believes the boom in China can explain much of the recent success of traditional value investing.

Q. How did composition affect Portfolio performance?

A. During the semi-annual period ended June 30, 2007, stock selection in the financials, consumer discretionary and information technology sectors contributed to the Portfolio's performance relative to the Russell 2000® Index. Underweight positions in materials, consumer staples and energy relative to the Russell 2000® Index detracted from relative performance during the period.

Stocks that contributed to absolute performance during the period included CommScope, General Cable and Vail Resorts, while Irwin Financial, LECG and Corporate Executive Board (no longer a Portfolio holding) detracted from the Portfolio's gains. CommScope, a firm that designs, manufactures and markets coaxial cables and other high-performance electronic and fiber-optic cable products, posted stronger-than-expected revenue growth. The company's operating margins expanded as it was able to control costs and fully utilize its operating leverage. General Cable, a designer, developer, manufacturer, marketer and distributor of copper, aluminum and fiber-optic wire and cable products, experienced significant gains as a result of strong demand for energy cables used in electrical grids. General Cable, one of the industry's largest players, leveraged limited capacity along with demand and supply disparities to gain pricing power. Vail Resorts operates mountain resorts, including five premium ski resorts, in the United States. The company's stock appreciated as the market became more aware of the value of Vail's properties in light of high private-equity interest in premium gaming, lodging and leisure-sector assets, as well as recent private-equity transactions for similar properties selling at high multiples.

Detracting from performance was regional bank Irwin Financial. The firm experienced a loss associated with a bad loan in its commercial lending unit, along with continued difficulties in its home equity segment. Both factors served to depress this stock's valuation. LECG, an expert consultancy firm, was a drag on performance as disappointing staff utilization and bad-debt write-off's caused a sharp selloff, which triggered a drop in the company's stock price. Corporate Executive Board provides unbiased decision support as well as best practices, research and analysis on issues related to corporate strategy, operations and general management. The company caters to almost 70 percent of FORTUNE 500 companies and has experienced organic revenue growth of more than 30 percent over the past five years. The most recent quarterly earnings were weaker-than-expected, due to continued issues with its sales force.

Q. **What is the investment outlook for the small-cap market?**

A. Liberty Ridge notes that, as always, macroeconomic preoccupations such as concerns over inflation and the effect of a change in interest rate policy tend to drive short-term investor sentiment. Liberty Ridge focuses on finding companies that it believes are positioned for growth, regardless of news headlines, and believes a long-term perspective maximizes investment returns over time.

Yields on 10-year Treasury bonds surged during the period from just under 4.5 percent on March 3 to 5.3 percent the second week of June. This was the largest move in interest rates in several years. The good news, in Eagle's view, is that the stock market held up fairly well in light of this rise in rates. Eagle is hesitant to draw conclusions from a mere six weeks of market performance, but the firm does not believe that the bond market was driven by expectations of higher inflation. Eagle's portfolio managers suggest that the market may have been recognizing the potential for long-term global growth and that increased optimism about the real economic outlook could be driving long-term rates.

Eagle notes that it is hard to pinpoint how housing fits in this optimistic outlook. As portfolio managers, Eagle must take into account the indirect effect of problems in the housing market and how the overall level of home prices will affect consumers. Consumers already have responded to negative home-price growth by cutting their spending and Eagle believes consumer spending may continue to slow. Eagle cautions investors regarding the outlook for consumer stocks and believes the slowdown in consumer spending and the housing market could be a factor in the monetary-policy debate for months to come. The firm predicts that the Federal Reserve may be forced to become less hawkish and notes its preference for stable growth stocks.

Top Ten Holdings as of June 30, 2007 (Unaudited)	
Orthofix International	1.7%
Teledyne Technologies	1.3%
Affiliated Managers Group	1.3%
Vail Resorts	1.2%
Star Gas Partners L.P.	1.2%
Arch Capital Group	1.1%
CommScope	1.1%
Wright Express	1.1%
DSP Group	1.1%
General Cable	1.0%
As a % of Total Portfolio Investments	12.1%

OLD MUTUAL SMALL CAP PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Small Cap Portfolio	10/28/97	13.00%	25.29%	14.56%	11.50%	11.63%
Russell 2000® Index	10/28/97	6.45%	16.44%	13.45%	13.88%	8.42%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 1.30% and 1.02%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of October 28, 1997 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 96.7%		
Aerospace/Defense — 1.7%		
Aerovironment*	19,310	$ 398
Teledyne Technologies*	29,490	1,355
Total Aerospace/Defense		1,753
Aerospace/Defense-Equipment — 0.8%		
BE Aerospace*	9,235	381
DRS Technologies	7,780	446
Total Aerospace/Defense-Equipment		827
Agricultural Operations — 0.4%		
Tejon Ranch*	8,600	380
Total Agricultural Operations		380
Apparel Manufacturers — 0.6%		
Carter's*	9,825	255
Oxford Industries	7,285	323
Total Apparel Manufacturers		578
Applications Software — 0.4%		
Progress Software*	13,630	433
Total Applications Software		433
Auction House/Art Dealer — 0.2%		
Ritchie Bros Auctioneers	3,415	214
Total Auction House/Art Dealer		214
Auto/Truck Parts & Equipment-Original — 1.5%		
BorgWarner	9,735	838
Tenneco*	19,350	678
Total Auto/Truck Parts & Equipment-Original		1,516
Beverages-Non-Alcoholic — 0.8%		
Coca-Cola Bottling Co Consolidated	7,130	358
Pepsi Bottling Group	14,840	500
Total Beverages-Non-Alcoholic		858
Broadcast Services/Programming — 0.5%		
Discovery Holding, Cl A*	23,325	536
Total Broadcast Services/Programming		536
Building & Construction Products-Miscellaneous — 0.5%		
Drew Industries*	14,845	492
Total Building & Construction Products-Miscellaneous		492
Building Products-Light Fixtures — 0.8%		
Genlyte Group*	10,782	847
Total Building Products-Light Fixtures		847

Description	Shares	Value (000)
Building-Heavy Construction — 0.4%		
Washington Group International*	5,580	$ 446
Total Building-Heavy Construction		446
Building-Mobile Home/Manufactured Housing — 0.2%		
Williams Scotsman International*	9,730	232
Total Building-Mobile Home/Manufactured Housing		232
Chemicals-Diversified — 1.1%		
Celanese, Ser A	23,245	902
Olin	12,490	262
Total Chemicals-Diversified		1,164
Chemicals-Specialty — 1.2%		
Albemarle	16,860	650
Hercules*	27,730	545
Total Chemicals-Specialty		1,195
Circuit Boards — 0.1%		
Park Electrochemical	2,810	79
Total Circuit Boards		79
Coal — 0.9%		
Alpha Natural Resources*	19,600	407
Massey Energy	17,260	460
Total Coal		867
Commercial Banks-Central US — 0.6%		
Irwin Financial	41,240	617
Total Commercial Banks-Central US		617
Commercial Banks-Western US — 0.4%		
SVB Financial Group*	6,830	363
Total Commercial Banks-Western US		363
Commercial Services — 1.9%		
Arbitron	11,210	578
PHH*	16,370	511
Quanta Services*	28,125	862
Total Commercial Services		1,951
Commercial Services-Finance — 1.1%		
Wright Express*	31,900	1,093
Total Commercial Services-Finance		1,093
Communications Software — 0.9%		
Avid Technology*	19,750	698
DivX*	16,650	250
Total Communications Software		948

9

Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Computer Aided Design — 0.9%		
Ansys*	32,850	$ 871
Total Computer Aided Design		871
Computer Services — 1.1%		
IHS, Cl A*	12,680	583
Perot Systems, Cl A*	32,630	556
Total Computer Services		1,139
Computer Software — 0.3%		
Blackbaud	11,850	262
Total Computer Software		262
Computers-Integrated Systems — 1.0%		
Micros Systems*	9,515	518
NCI, Cl A*	27,760	465
Total Computers-Integrated Systems		983
Computers-Peripheral Equipment — 1.0%		
Electronics for Imaging*	23,440	662
Logitech International*	12,555	331
Total Computers-Peripheral Equipment		993
Consulting Services — 1.9%		
CRA International*	8,425	406
LECG*	27,140	410
Maximus	15,230	661
Watson Wyatt Worldwide, Cl A	9,770	493
Total Consulting Services		1,970
Containers-Metal/Glass — 1.2%		
Greif, Cl A	11,053	659
Silgan Holdings	10,385	574
Total Containers-Metal/Glass		1,233
Data Processing/Management — 1.6%		
Acxiom	16,320	432
Broadridge Financial Solutions	25,945	496
Dun & Bradstreet	5,170	532
Fair Isaac	5,040	202
Total Data Processing/Management		1,662
Dental Supplies & Equipment — 0.4%		
Sirona Dental Systems*	11,585	438
Total Dental Supplies & Equipment		438
Diagnostic Equipment — 0.5%		
Gen-Probe*	4,795	290
Immucor*	7,940	222
Total Diagnostic Equipment		512

Description	Shares	Value (000)
Diagnostic Kits — 0.6%		
Meridian Bioscience	29,482	$ 639
Total Diagnostic Kits		639
Dialysis Centers — 0.5%		
Dialysis Corp of America*	45,746	474
Total Dialysis Centers		474
Direct Marketing — 0.4%		
Valuevision Media, Cl A*	35,490	402
Total Direct Marketing		402
Disposable Medical Products — 0.5%		
C.R. Bard	6,115	505
Total Disposable Medical Products		505
Distribution/Wholesale — 0.1%		
Bell Microproducts*	17,220	112
Total Distribution/Wholesale		112
Diversified Manufacturing Operations — 0.2%		
Roper Industries	4,030	230
Total Diversified Manufacturing Operations		230
Diversified Operations — 0.4%		
Walter Industries	13,190	382
Total Diversified Operations		382
Electric Products-Miscellaneous — 0.3%		
Ametek	7,897	313
Total Electric Products-Miscellaneous		313
Electronic Components-Miscellaneous — 0.6%		
Celestica*	97,250	608
Total Electronic Components-Miscellaneous		608
Electronic Components-Semiconductors — 3.9%		
Diodes*	17,825	745
DSP Group*	53,250	1,090
Ikanos Communications*	65,860	501
ON Semiconductor*	50,315	540
Silicon Laboratories*	9,170	317
SiRF Technology Holdings*	11,040	229
Zoran*	25,350	508
Total Electronic Components-Semiconductors		3,930
Electronic Connectors — 0.9%		
Amphenol, Cl A	24,400	870
Total Electronic Connectors		870

Description	Shares	Value (000)
Electronic Design Automation — 0.6%		
Synplicity*	93,330	$ 653
Total Electronic Design Automation		653
Electronic Measuring Instruments — 1.5%		
Flir Systems*	4,495	208
National Instruments	17,215	561
Orbotech*	20,530	458
Trimble Navigation*	8,300	267
Total Electronic Measuring Instruments		1,494
Electronics-Military — 0.6%		
EDO	17,080	561
Total Electronics-Military		561
Enterprise Software/Services — 0.9%		
Lawson Software*	44,240	437
Novell*	32,350	252
PROS Holdings*	19,300	253
Total Enterprise Software/Services		942
Finance-Consumer Loans — 1.5%		
Encore Capital Group*	41,020	512
First Marblehead	13,525	523
Nelnet, Cl A	8,670	212
Portfolio Recovery Associates	4,890	293
Total Finance-Consumer Loans		1,540
Finance-Investment Banker/Broker — 0.3%		
Cowen Group*	19,300	346
Total Finance-Investment Banker/Broker		346
Finance-Other Services — 0.9%		
Asset Acceptance Capital*	54,455	964
Total Finance-Other Services		964
Financial Guarantee Insurance — 1.8%		
AMBAC Financial Group	6,490	566
Ram Holdings*	37,435	590
Security Capital Assurance	22,615	698
Total Financial Guarantee Insurance		1,854
Food-Baking — 0.6%		
Flowers Foods	18,490	617
Total Food-Baking		617
Health Care Cost Containment — 0.1%		
Hooper Holmes*	27,400	92
Total Health Care Cost Containment		92

Description	Shares	Value (000)
Hotels & Motels — 0.3%		
Lodgian*	22,890	$ 344
Total Hotels & Motels		344
Human Resources — 0.5%		
Hudson Highland Group*	21,380	457
Total Human Resources		457
Industrial Audio & Video Products — 0.8%		
Dolby Laboratories, Cl A*	21,690	768
Total Industrial Audio & Video Products		768
Industrial Automation/Robot — 0.5%		
Cognex	21,225	478
Total Industrial Automation/Robot		478
Instruments-Scientific — 0.8%		
PerkinElmer	20,150	525
Varian*	4,950	272
Total Instruments-Scientific		797
Internet Application Software — 0.6%		
CryptoLogic	10,800	263
DealerTrack Holdings*	9,040	333
Total Internet Application Software		596
Internet Content-Information/Networks — 0.2%		
CNET Networks*	27,825	228
Total Internet Content-Information/Networks		228
Internet Security — 0.1%		
Ipass*	25,950	141
Total Internet Security		141
Investment Companies — 0.7%		
KKR Financial Holdings	29,800	742
Total Investment Companies		742
Investment Management/Advisory Services — 2.0%		
Affiliated Managers Group*	9,855	1,269
AllianceBernstein Holding	8,580	747
Total Investment Management/Advisory Services		2,016
Lasers-Systems/Components — 1.2%		
Electro Scientific Industries*	33,330	694
Rofin-Sinar Technologies*	8,250	569
Total Lasers-Systems/Components		1,263
Life/Health Insurance — 0.6%		
StanCorp Financial Group	12,515	657
Total Life/Health Insurance		657

SCHEDULE OF INVESTMENTS

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Medical Instruments — 2.2%		
Cambridge Heart*	29,670	$ 128
Edwards Lifesciences*	15,265	753
Natus Medical*	42,370	675
Symmetry Medical*	42,840	686
Total Medical Instruments		2,242
Medical Products — 2.0%		
Orthofix International*	37,447	1,684
Syneron Medical*	13,320	332
Total Medical Products		2,016
Medical-Biomedical/Genetic — 1.3%		
Barrier Therapeutics*	16,131	105
Cambrex	17,100	227
Martek Biosciences*	22,060	573
Orchid Cellmark*	19,320	90
Qiagen*	20,885	371
Total Medical-Biomedical/Genetic		1,366
Medical-Drugs — 2.4%		
Angiotech Pharmaceuticals*	124,070	882
Aspreva Pharmaceuticals*	20,160	349
Axcan Pharma*	33,720	652
Valeant Pharmaceuticals	30,390	507
Total Medical-Drugs		2,390
Medical-Generic Drugs — 0.5%		
Perrigo	25,225	494
Total Medical-Generic Drugs		494
Metal Processors & Fabricators — 1.0%		
Kaydon	8,945	466
Trimas*	44,920	543
Total Metal Processors & Fabricators		1,009
Miscellaneous Manufacturing — 0.6%		
Reddy Ice Holdings	21,375	610
Total Miscellaneous Manufacturing		610
Multimedia — 1.3%		
Belo, Cl A	33,830	697
Entravision Communications, Cl A*	21,095	220
Gemstar-TV Guide International*	82,938	408
Total Multimedia		1,325
Networking Products — 0.1%		
Foundry Networks*	7,800	130
Total Networking Products		130

Description	Shares	Value (000)
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	14,130	$ 427
Total Non-Hazardous Waste Disposal		427
Office Furnishings-Original — 0.5%		
Steelcase, Cl A	25,905	479
Total Office Furnishings-Original		479
Oil Companies-Exploration & Production — 1.4%		
Goodrich Petroleum*	10,560	366
Harvest Natural Resources*	35,290	420
Stone Energy*	17,420	597
Total Oil Companies-Exploration & Production		1,383
Oil Field Machinery & Equipment — 0.8%		
FMC Technologies*	10,645	843
Total Oil Field Machinery & Equipment		843
Oil-Field Services — 1.8%		
Key Energy Services*	32,710	606
Oceaneering International*	6,110	322
Tetra Technologies*	19,620	553
W-H Energy Services*	5,900	365
Total Oil-Field Services		1,846
Paper & Related Products — 1.9%		
Abitibi-Consolidated*	326,910	961
Bowater	21,140	528
Neenah Paper	10,105	417
Total Paper & Related Products		1,906
Power Conversion/Supply Equipment — 0.5%		
Hubbell, Cl B	9,055	491
Total Power Conversion/Supply Equipment		491
Printing-Commercial — 0.6%		
Consolidated Graphics*	8,810	610
Total Printing-Commercial		610
Property/Casualty Insurance — 2.5%		
Arch Capital Group*	15,365	1,115
CNA Surety*	31,490	595
RLI	14,635	819
Total Property/Casualty Insurance		2,529
Publishing-Books — 0.9%		
John Wiley & Sons, Cl A	19,120	923
Total Publishing-Books		923

Description	Shares	Value (000)
Publishing-Periodicals — 0.6%		
Playboy Enterprises, Cl B*	51,880	$ 588
Total Publishing-Periodicals		588
Radio — 0.7%		
Radio One, Cl D*	70,230	496
XM Satellite Radio Holdings, Cl A*	21,390	252
Total Radio		748
Reinsurance — 2.9%		
Aspen Insurance Holdings	25,480	715
Endurance Specialty Holdings	14,290	572
IPC Holdings	8,570	277
Montpelier Re Holdings	37,730	700
Platinum Underwriters Holdings	19,630	682
Total Reinsurance		2,946
REITs-Hotels — 0.3%		
Ashford Hospitality Trust	25,090	295
Total REITs-Hotels		295
REITs-Office Property — 0.4%		
American Financial Realty Trust	37,500	387
Total REITs-Office Property		387
Rental Auto/Equipment — 0.9%		
Avis Budget Group*	17,695	503
H&E Equipment Services*	14,700	408
Total Rental Auto/Equipment		911
Resorts/Theme Parks — 1.2%		
Vail Resorts*	19,835	1,207
Total Resorts/Theme Parks		1,207
Retail-Apparel/Shoe — 0.8%		
Footstar	41,574	174
Kenneth Cole Productions, Cl A	20,030	495
Syms*	7,860	155
Total Retail-Apparel/Shoe		824
Retail-Automobile — 0.5%		
Group 1 Automotive	13,440	542
Total Retail-Automobile		542
Retail-Bookstore — 0.3%		
Barnes & Noble	8,110	312
Total Retail-Bookstore		312
Retail-Office Supplies — 0.3%		
School Specialty*	9,435	334
Total Retail-Office Supplies		334

Description	Shares	Value (000)
Retail-Propane Distributors — 1.2%		
Star Gas Partners L.P.*	269,250	$ 1,201
Total Retail-Propane Distributors		1,201
Retail-Video Rental — 0.2%		
Blockbuster, Cl A*	43,670	188
Total Retail-Video Rental		188
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	31,480	362
Total S&L/Thrifts-Eastern US		362
Schools — 1.0%		
Capella Education*	7,340	338
Learning Tree International*	48,930	641
Total Schools		979
Semiconductor Components-Integrated Circuits — 0.1%		
ChipMOS TECHNOLOGIES*	12,490	90
Total Semiconductor Components-Integrated Circuits		90
Semiconductor Equipment — 1.4%		
Brooks Automation*	19,500	354
Cabot Microelectronics*	7,080	251
MKS Instruments*	14,255	395
Ultratech*	27,860	371
Total Semiconductor Equipment		1,371
Specified Purpose Acquisition — 0.2%		
Marathon Acquisition*	23,110	228
Total Specified Purpose Acquisition		228
Steel Pipe & Tube — 0.2%		
Mueller Water Products, Cl A	13,590	232
Total Steel Pipe & Tube		232
Telecommunications Equipment — 2.2%		
CommScope*	18,850	1,100
Plantronics	27,250	715
Tollgrade Communications*	36,900	389
Total Telecommunications Equipment		2,204
Telecommunications Services — 1.4%		
Embarq	4,305	273
Mastec*	41,430	655
RCN	28,210	530
Total Telecommunications Services		1,458

Old Mutual Small Cap Portfolio — concluded

Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Telephone-Integrated — 0.3%		
IDT, Cl B	32,560	$ 336
Total Telephone-Integrated		336
Television — 0.2%		
Sinclair Broadcast Group, Cl A	17,300	246
Total Television		246
Transport-Air Freight — 0.3%		
ABX Air*	34,660	279
Total Transport-Air Freight		279
Transport-Equipment & Leasing — 1.0%		
GATX	5,250	259
Genesis Lease ADR	20,620	565
Greenbrier	4,940	149
Total Transport-Equipment & Leasing		973
Transport-Truck — 0.2%		
Landstar Systems	3,200	154
Total Transport-Truck		154
Travel Services — 0.8%		
Ambassadors Group	21,815	775
Total Travel Services		775
Veterinary Diagnostics — 0.2%		
Animal Health International*	11,795	171
Total Veterinary Diagnostics		171

Description	Shares	Value (000)
Vitamins & Nutrition Products — 0.4%		
Herbalife	9,200	$ 365
Total Vitamins & Nutrition Products		365
Wire & Cable Products — 1.0%		
General Cable*	12,785	968
Total Wire & Cable Products		968
Total Common Stock (Cost $83,410)		98,160
Money Market Fund — 2.8%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	2,860,360	2,860
Total Money Market Fund (Cost $2,860)		2,860
Total Investments — 99.5% (Cost $86,270)		101,020
Other Assets and Liabilities, Net — 0.5%		547
Total Net Assets — 100.0%		$ 101,567

* Non-income producing security.
(A) — The rate reported is the 7-day effective yield as of June 30, 2007.
ADR — American Depositary Receipt
Cl — Class
L.P. — Limited Partnership
REITs — Real Estate Investment Trusts
Ser — Series
S&L — Savings & Loan
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

As of June 30, 2007 (Unaudited)

	Old Mutual Small Cap Portfolio
Assets:	
Investment Securities, at cost	$ 86,270
Investment Securities, at value	$101,020
Cash	19
Receivable for Investments Sold	1,481
Dividends and Interest Receivable	65
Receivable from Investment Advisor	33
Total Assets	102,618
Liabilities:	
Payable for Investments Purchased	894
Payable for Management Fees	92
Payable for Capital Shares Redeemed	5
Accrued Expenses	60
Total Liabilities	1,051
Net Assets	$101,567
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 3,733,729 oustanding shares of beneficial interest	$ 66,344
Undistributed Net Investment Income	720
Accumulated Net Realized Gain on Investments	19,753
Net Unrealized Appreciation on Investments	14,750
Net Assets	$101,567
Net Asset Value, Offering and Redemption Price Per Share	$ 27.20

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 (UNAUDITED)

	Old Mutual Small Cap Portfolio
Investment Income:	
Dividends	$ 1,176
Interest	52
Less: Foreign Taxes Withheld	(1)
Total Investment Income	1,227
Expenses:	
Management Fees	550
Trustees' Fees	20
Professional Fees	57
Printing Fees	20
Custodian Fees	18
Transfer Agent Fees	13
Other Expenses	19
Total Expenses	697
Less:	
Waiver of Management Fees	(187)
Net Expenses	510
Net Investment Income	717
Net Realized Gain from Security Transactions	8,564
Net Change in Unrealized Appreciation on Investments	3,065
Net Realized and Unrealized Gain on Investments	11,629
Increase in Net Assets Resulting from Operations	$12,346

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Small Cap Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Income (Loss)	$ 717	$ (208)
Net Realized Gain from Security Transactions	8,564	12,634
Net Change in Unrealized Appreciation on Investments	3,065	3,662
Net Increase in Net Assets Resulting from Operations	12,346	16,088
Capital Share Transactions:		
Shares Issued	241	197
Shares Redeemed	(11,569)	(31,114)
Decrease in Net Assets Derived from Capital Shares Transactions	(11,328)	(30,917)
Total Increase (Decrease) in Net Assets	1,018	(14,829)
Net Assets:		
Beginning of Year	100,549	115,378
End of Year	**$101,567**	**$ 100,549**
Undistributed Net Investment Income	$ 720	$ 3
Shares Issued and Redeemed:		
Shares Issued	9	9
Shares Redeemed	(453)	(1,425)
Net Decrease in Shares Outstanding	(444)	(1,416)

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout Each Fiscal Year or Period ended December 31 and For the Six-Month Period ended June 30, 2007 (unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reduction)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Small Cap Portfolio														
2007*	$24.07	$ 0.18[1]	$ 2.95	$ 3.13	$—	$ —	$ —	$27.20	13.00%†	$101,567	1.02%**	1.39%**	1.44%**	52.13%†
2006	20.62	(0.04)[1]	3.49	3.45	—	—	—	24.07	16.73%	100,549	1.02%	1.30%	(0.20)%	163.05%
2005	20.32	(0.04)[1]	0.34	0.30	—	—	—	20.62	1.48%	115,378	1.20%	1.28%	(0.18)%	58.30%
2004	17.49	(0.13)[1]	2.96	2.83	—	—	—	20.32	16.18%	154,841	1.20%	1.25%	(0.77)%	80.68%
2003	12.58	(0.07)[1]	4.98	4.91	—	—	—	17.49	39.03%	219,398	1.20%	1.24%	(0.48)%	125.35%
2002	18.57	(0.10)	(5.66)	(5.76)	—	(0.23)	(0.23)	12.58	(31.11)%	244,139	1.20%	1.22%	(0.52)%	158.64%

* For the six-month period ended June 30, 2007.

** Ratios for periods less than one year have been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized.

[1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Organization

Old Mutual Small Cap Portfolio (the "Small Cap Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Growth Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 92% of the outstanding shares of the Small Cap Portfolio was held by the account of one participating insurance company.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Small Cap Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

3. Investment Advisory Fees and Other Transactions with Affiliates

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Small Cap Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Small Cap Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.02% of the Small Cap Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Small Cap Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Small Cap Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Small Cap Portfolio to exceed 1.02%. Consequently, no reimbursement by the Small Cap Portfolio will be made unless: (i) the Small Cap Portfolio's assets exceed $75 million; (ii) the Small Cap Portfolio's total annual operating expense ratio is less than 1.02%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At June 30, 2007, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Portfolio for which the Advisor may seek reimbursement was $297,249 (expiring December 31, 2009) and $186,549 (expiring December 31, 2010).

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Small Cap Portfolio, and the Advisor entered into interim sub-advisory agreements with Liberty Ridge and Eagle Asset Management, Inc. to provide co-sub-advisory services to the Small Cap Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreements ("Sub-Advisory Agreements"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, each sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Small Cap Portfolio managed net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fee for each sub-advisor is calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Portfolio	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Portfolio for the six month period ended June 30, 2007, were $50,697,783 and $62,616,189, respectively.

5. Federal Tax Information

The Small Cap Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, and reclassification of long-term capital gain distributions on Real Estate Investment Trust Securities, were reclassified to/from the following accounts:

Increase Undistributed Net Investment Income (000)	Decrease Accumulated Net Realized Gain (000)
$211	$(211)

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of distributable earnings were as follows (000):

Undistributed Ordinary Income	$ 4,236
Undistributed Long-Term Capital Gain	7,830
Post October Losses	(118)
Unrealized Appreciation	10,929
	$22,877

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Small Cap Portfolio utilized $1,030 (000) of capital loss carryforwards to offset net realized capital gains.

Post-October losses represent losses realized on investment transactions from November 1, 2006 through December 31, 2006, that, in accordance with Federal income tax regulations, the Portfolio may elect to defer and treat as having arisen in the following year.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Portfolio for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (000)
$86,270	$16,987	$(2,237)	$14,750

6. CONCENTRATIONS/RISKS

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Small Cap Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisors may misgauge that worth.

Small and Mid-Size Company Risk — The Small Cap Portfolio invests in small and mid-size companies. While small and mid-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

Notes to Financial Statements — concluded

In the normal course of business, the Small Cap Portfolio enters into various contracts that provide for general indemnifications. The Small Cap Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Portfolio. However, based on experience, the Small Cap Portfolio expects the risk of loss to be remote.

7. Interfund Lending

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. Litigation

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Small Cap Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Portfolio				
Actual Portfolio Return	$1,000.00	$1,130.00	1.02%	$5.39
Hypothetical 5% Return	1,000.00	1,019.74	1.02%	5.11

* Expenses are equal to the Small Cap Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

This page is intentionally left blank.



OLD MUTUAL INSURANCE SERIES FUND

Contact Us for More Information
About the Old Mutual Insurance Series Fund

By Telephone

888-772-2888

By Mail

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

In Person

4643 South Ulster Street, Suite 600
Denver, CO 80237

On the Internet

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-111 07/2007



OLD MUTUAL INSURANCE SERIES FUND

Old Mutual Small Cap Growth Portfolio

SEMI-ANNUAL REPORT | June 30, 2007



TABLE OF CONTENTS

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in the Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. The Portfolio's performance results do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolio is only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolio's performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawals may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2007, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio.

Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2007 are included in the Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in the Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology sector has been among the most volatile sectors in the market. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Portfolio's performance against a specific securities index. Each index accounts for both changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Portfolio may significantly differ in holdings and composition from the indexes and individuals cannot invest directly in an index.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

S&P MidCap 400/Citigroup Growth and Value Index

The S&P MidCap 400/Citigroup Growth and Value Index (introduced in the fall of 2005) employs a multi-factor methodology to calculate growth and value in separate dimensions. Style scores are calculated taking standardized measures of growth and value factors for each constituent. Combined, the growth and value index is exhaustive, containing the full market capitalization of the S&P MidCap 400.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am happy to report that your investment in the Old Mutual Insurance Series Fund posted positive returns for the six-month period ended June 30, 2007. For more complete information, please refer to the subsequent pages, which discuss the Portfolio's individual activities and returns in greater detail.

Your Portfolio's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario -- an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors.

As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 11.98%, and the S&P MidCap 400/Citigroup Value Index advanced 10.38% for the six-month period ended June 30, 2007. Mid-cap stocks outperformed the small-cap growth category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 6.45% and 6.96%, respectively.

The six months also ended, however, with investor enthusiasm tempered by two caution flags - the strengthening world economy has raised concerns about increased inflation, and a softening U.S. housing market has placed downward price pressure on securities linked to home mortgages.

Still, the S&P 500 Index, which hadn't seen a record close since March 2000, broke through to new highs in May and finished the period in firmly positive territory. Fixed-income investments generally finished the semi-annual period in slightly positive territory.

In addition to delivering attractive Portfolio performance for the period, we also saw two exciting new developments at Old Mutual unfold: We strengthened our management team, adding a new affiliated sub-advisor, and we undertook a comprehensive renovation of our shareholder Web site. On June 19, 2007, shareholders of the Old Mutual Large Cap Growth Portfolio and Old Mutual Large Cap Growth Concentrated Portfolio approved a new investment sub-advisory agreement with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield had been serving as an interim investment sub-advisor to the Portfolios since February 10, 2007. Based in San Francisco, the firm has distinguished itself for more than 30 years by its disciplined approach to large-cap growth equity management.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Insurance Series Fund

Mr. Sluyters joined Old Mutual in September 2006 as President of the Old Mutual Insurance Series Fund. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

This page is intentionally left blank.

Old Mutual Small Cap Growth Portfolio

Management Overview

Sub-Advisor: Copper Rock Capital Partners, LLC

Performance Highlights

- *For the six-month period ended June 30, 2007, the Old Mutual Small Cap Growth Portfolio outperformed its benchmark, the Russell 2000® Growth Index. The Portfolio returned 14.90% compared to the 9.33% return of the Russell 2000® Growth Index.*

- *Stock selection within the information technology, financials and telecommunication services sectors contributed to performance.*

- *Stock selection in the health care and consumer staples sectors and an underweight relative to the benchmark in the industrials sector detracted from performance during the period.*

- *CommScope, B/E Aerospace and Dresser-Rand Group were among the top absolute contributors to performance, while STEC (no longer a Portfolio holding), Rackable Systems (no longer a Portfolio holding) and PeopleSupport (no longer a Portfolio holding) were among the top detractors.*

Q. How did the Portfolio perform relative to its benchmark?

A. For the six-month period ended June 30, 2007, the Old Mutual Small Cap Growth Portfolio (the "Portfolio") outperformed its benchmark, the Russell 2000® Growth Index. The Portfolio returned 14.90% compared to the 9.33% return of the Russell 2000® Growth Index.

Q. What investment environment did the Portfolio face during the past six months?

A. U.S. equity markets gained stability during the second quarter of 2007, after experiencing significant volatility in February and early March. In 2006, value stocks outperformed growth companies, but this trend started to shift in the first quarter of 2007. During the second quarter, faster growing companies solidified their leadership over value stocks and slower growing companies and were the clear winners in the small-cap sector.

Q. Which market factors influenced the Portfolio's relative performance?

A. Merger and acquisition activity was a significant driver for small-cap stock performance during the period. Smaller companies had ample access to capital, as banks continued to make loans and market liquidity remained high. Despite these positive signs, Copper Rock Capital Partners, LLC ("Copper Rock") notes the economy appears to be entering a mid-cycle slowdown. The Federal Reserve ("Fed") left the fed funds rate unchanged at 5.25% at its June meeting, which aided the stock market rally during the period. While energy prices continued to fluctuate, Copper Rock points out that these fluctuations did not have a significant impact on the Portfolio as the sub-advisor had already reduced its exposure to areas impacted by such price sensitivity, including retail and restaurants. This volatility impacted some areas of the market; but overall energy prices had little impact on Copper Rock's search for solid growth companies during the semi-annual period.

Q. How did composition affect Portfolio performance?

A. Stock selection within the information technology, financials and telecommunication services sectors contributed to performance. On the other hand, stock selection in the health care and consumer staples sectors and an underweight relative to the benchmark in the industrials sector detracted from performance during the period.

At the individual stock level, CommScope, B/E Aerospace and Dresser-Rand Group were among the top absolute contributors to performance, while STEC (no longer a Portfolio holding), Rackable Systems (no longer a Portfolio holding) and PeopleSupport (no longer a Portfolio holding) were among the top detractors. Commscope, a leader in cabling and connectivity solutions, continued to experience tremendous growth from increased demand for broadband delivery and video over the Internet. The firm is finally operating in an environment with the ability to raise prices due to high product demand. B/E Aerospace manufactures and retrofits cabin interiors for commercial passenger aircraft and business jets. The company continued to gain market share in all major product segments and has improved its leadership by acquiring premier companies, improving its operations and constantly innovating in an environment where demand from China, India and Europe is creating a very long cycle. Dresser-Rand Group engages in the design, manufacture and marketing of rotating equipment solutions to the oil, gas, petrochemical and process industries worldwide. The company has reacted favorably to news surrounding a global energy infrastructure build-out. Detracting from performance was STEC, a manufacturer of custom memory solutions based on flash memory, and Dynamic Random Access Memory ("DRAM") technologies. The company forecasted weaker than expected second-quarter earnings and sales, due to falling prices of its Flash and DRAM components. These prices were down considerably, and one of the firm's customers still has excess inventory. Rackable Systems is a provider of server and storage products for large scale-out data center deployments. The company announced that it would miss fourth-quarter earnings, and Copper Rock exited the stock based on this fundamental disappointment. PeopleSupport provides offshore business process outsourcing services, primarily to U.S.-based clients, from facilities in the Philippines. The company lowered its full-year revenue forecast, due to the loss of a large contract. Copper Rock began exiting the stock on this news. Additionally, the position had been trimmed as there was some slight decline in value after the company had pegged its currency to the Philippine peso.

Q. What is the investment outlook for the small-cap growth market?

A. Though it seems the Federal Reserve's interest rate hikes have come to a near-term end, a Fed rate cut is probably not imminent in Copper Rock's view. The sub-advisor still looks for a possible rate reduction in 2008.

While some pundits have called for small-cap stocks to underperform large-cap stocks, a mid-cycle economic slowdown is actually a time when smaller growth companies should garner attention. Investors seeking growth have historically turned to small- and mid-cap areas because that is where the faster growth is. Overall, Copper Rock believes the small-cap stock universe appears strong. Copper Rock does not believe small- and mid-cap valuations are overextended and notes that an array of good quality small-cap growth companies have either recently gone public or are poised to shine. As long as there is no significant increase in capital costs for small businesses, the backdrop should remain favorable small-cap growth in Copper Rock's view.

The Portfolio currently has an overweight position in technology and telecommunication services as Copper Rock continues to find attractive, faster growing companies capitalizing on growing opportunities in the broadband, cabling and semiconductor areas. Also, the Portfolio maintains an overweight position in the energy sector relative the benchmark. Copper Rock remains optimistic about its holdings in the health care sector, but continues to have a slight underweight versus the benchmark overall. Though performance catalysts for some of the sub-advisor's health care holdings may take a couple of quarters to play out, Copper Rock believes that ultimately potential drivers such as research results will be favorable.

Top Ten Holdings
as of June 30, 2007
(Unaudited)

iShares Russell 2000 Growth Index Fund	4.8%
B/E Aerospace	3.0%
Affiliated Managers Group	2.9%
Pinnacle Entertainment	2.8%
DealerTrack Holdings	2.6%
Dresser-Rand Group	2.3%
Psychiatric Solutions	2.0%
Conceptus	2.0%
Perficient	1.9%
Itron	1.7%
As a % of Total Portfolio Investments	26.0%

Small Cap Growth Portfolio

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of June 30, 2007

	Inception Date	Six Month Return	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Old Mutual Small Cap Growth Portfolio	04/30/01	14.90%	21.75%	10.67%	10.22%	0.65%
Russell 2000® Growth Index	04/30/01	9.33%	16.83%	11.76%	13.08%	6.30%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on page 2.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Portfolio (as reported in the April 10, 2007 prospectus) are 2.46% and 1.07%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Portfolio on the inception date of April 30, 2001 to an investment made in an unmanaged securities index on that date. The Portfolio's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions, or on the redemption of Portfolio shares.

Sector Weightings as of June 30, 2007 — % of Total Portfolio Investments



Schedule of Investments

As of June 30, 2007 (Unaudited)

Description	Shares	Value
Common Stock — 91.9%		
Aerospace/Defense-Equipment — 3.0%		
B/E Aerospace*	2,355	$ 97,261
Total Aerospace/Defense-Equipment		97,261
Applications Software — 1.3%		
Nuance Communications*	1,435	24,007
Visual Sciences*	1,310	20,266
Total Applications Software		44,273
Audio/Video Products — 0.5%		
DTS*	750	16,328
Total Audio/Video Products		16,328
Auto/Truck Parts & Equipment-Original — 0.8%		
Amerigon*	1,410	25,366
Total Auto/Truck Parts & Equipment-Original		25,366
Batteries/Battery Systems — 1.1%		
Energy Conversion Devices*	1,195	36,830
Total Batteries/Battery Systems		36,830
Commercial Banks-Eastern US — 1.4%		
Signature Bank*	1,315	44,842
Total Commercial Banks-Eastern US		44,842
Commercial Banks-Western US — 0.5%		
Community Bancorp*	572	16,005
Total Commercial Banks-Western US		16,005
Commercial Services — 0.7%		
ExlService Holdings*	1,261	23,631
Total Commercial Services		23,631
Computer Services — 0.7%		
Syntel	732	22,245
Total Computer Services		22,245
Computer Software — 2.7%		
Double-Take Software*	2,406	39,482
Omniture*	2,130	48,820
Total Computer Software		88,302
Computers-Integrated Systems — 0.5%		
Riverbed Technology*	375	16,433
Total Computers-Integrated Systems		16,433
Consulting Services — 3.1%		
Advisory Board*	770	42,781
FTI Consulting*	749	28,485
Huron Consulting Group*	408	29,788
Total Consulting Services		101,054

Description	Shares	Value
Data Processing/Management — 1.2%		
Commvault Systems*	2,305	$ 39,807
Total Data Processing/Management		39,807
Diagnostic Kits — 0.8%		
Quidel*	1,434	25,181
Total Diagnostic Kits		25,181
E-Commerce/Products — 0.7%		
Blue Nile*	385	23,254
Total E-Commerce/Products		23,254
E-Services/Consulting — 2.5%		
GSI Commerce*	820	18,622
Perficient*	3,018	62,473
Total E-Services/Consulting		81,095
Educational Software — 1.5%		
Blackboard*	1,145	48,227
Total Educational Software		48,227
Electronic Components-Semiconductors — 1.7%		
Netlogic Microsystems*	1,230	39,163
Volterra Semiconductor*	1,135	16,117
Total Electronic Components-Semiconductors		55,280
Electronic Design Automation — 2.1%		
Comtech Group*	2,665	43,999
Magma Design Automation*	1,840	25,834
Total Electronic Design Automation		69,833
Electronic Measuring Instruments — 1.7%		
Itron*	730	56,896
Total Electronic Measuring Instruments		56,896
Energy-Alternate Sources — 0.6%		
Evergreen Solar*	2,125	19,763
Total Energy-Alternate Sources		19,763
Enterprise Software/Services — 2.5%		
Concur Technologies*	1,219	27,854
Taleo, Cl A*	727	16,379
Ultimate Software Group*	1,280	37,031
Total Enterprise Software/Services		81,264
Entertainment Software — 1.3%		
THQ*	1,365	41,660
Total Entertainment Software		41,660
Finance-Other Services — 0.9%		
GFI Group*	405	29,354
Total Finance-Other Services		29,354

SCHEDULE OF INVESTMENTS

As of June 30, 2007 (Unaudited)

Description	Shares	Value
Food-Miscellaneous/Diversified — 0.7%		
SunOpta*	2,155	$ 24,028
Total Food-Miscellaneous/Diversified		24,028
Gambling (Non-Hotel) — 2.8%		
Pinnacle Entertainment*	3,257	91,685
Total Gambling (Non-Hotel)		91,685
Human Resources — 0.8%		
Kenexa*	740	27,905
Total Human Resources		27,905
Import/Export — 0.3%		
Castle Brands*	1,709	9,570
Total Import/Export		9,570
Industrial Audio & Video Products — 0.7%		
SRS Labs*	2,299	22,415
Total Industrial Audio & Video Products		22,415
Internet Application Software — 3.1%		
DealerTrack Holdings*	2,305	84,916
Vocus*	664	16,673
Total Internet Application Software		101,589
Internet Financial Services — 2.3%		
Authorize.Net Holdings*	2,185	39,090
Online Resources*	3,335	36,618
Total Internet Financial Services		75,708
Internet Infrastructure Software — 1.0%		
Opsware*	3,458	32,886
Total Internet Infrastructure Software		32,886
Investment Management/Advisory Services — 2.9%		
Affiliated Managers Group*	735	94,639
Total Investment Management/Advisory Services		94,639
Medical Imaging Systems — 1.0%		
IRIS International*	1,014	17,076
Vital Images*	573	15,562
Total Medical Imaging Systems		32,638
Medical Instruments — 3.6%		
Abaxis*	1,203	25,095
Conceptus*	3,415	66,148
Micrus Endovascular*	1,146	28,192
Total Medical Instruments		119,435
Medical-Biomedical/Genetic — 2.3%		
Keryx Biopharmaceuticals*	2,645	25,842
Lifecell*	1,660	50,696
Total Medical-Biomedical/Genetic		76,538

Description	Shares	Value
Medical-Drugs — 2.2%		
Indevus Pharmaceuticals*	3,545	$ 23,858
Medicis Pharmaceutical, Cl A	710	21,683
Santarus*	5,339	27,603
Total Medical-Drugs		73,144
Medical-Nursing Homes — 0.7%		
Skilled Healthcare Group, Cl A*	1,485	23,032
Total Medical-Nursing Homes		23,032
Medical-Outpatient/Home Medical — 1.3%		
Radiation Therapy Services*	1,676	44,146
Total Medical-Outpatient/Home Medical		44,146
Metal Processors & Fabricators — 1.6%		
Ladish*	1,197	51,471
Total Metal Processors & Fabricators		51,471
Networking Products — 2.2%		
Atheros Communications*	840	25,906
Starent Networks*	280	4,116
Switch and Data*	2,166	41,565
Total Networking Products		71,587
Oil Companies-Exploration & Production — 3.2%		
Arena Resources*	575	33,413
ATP Oil & Gas*	850	41,344
Parallel Petroleum*	1,345	29,456
Total Oil Companies-Exploration & Production		104,213
Oil Field Machinery & Equipment — 3.0%		
Dresser-Rand Group*	1,910	75,445
T-3 Energy Services*	725	24,251
Total Oil Field Machinery & Equipment		99,696
Oil-Field Services — 1.0%		
W-H Energy Services*	535	33,122
Total Oil-Field Services		33,122
Physical Therapy/Rehabilitation Centers — 2.0%		
Psychiatric Solutions*	1,851	67,117
Total Physical Therapy/Rehabilitation Centers		67,117
Retail-Discount — 1.1%		
Citi Trends*	973	36,935
Total Retail-Discount		36,935
Retail-Restaurants — 0.4%		
BJ's Restaurants*	730	14,410
Total Retail-Restaurants		14,410

Description	Shares	Value
Retail-Sporting Goods — 1.3%		
Hibbet Sports*	764	$ 20,918
Zumiez*	624	23,575
Total Retail-Sporting Goods		44,493
Schools — 3.0%		
Capella Education*	1,040	47,871
Strayer Education	395	52,026
Total Schools		99,897
Semiconductor Equipment — 1.5%		
Tessera Technologies*	1,225	49,674
Total Semiconductor Equipment		49,674
Telecommunications Equipment — 1.5%		
CommScope*	483	28,183
OpNext*	1,496	19,807
Total Telecommunications Equipment		47,990
Telecommunications Services — 4.1%		
Cbeyond*	749	28,844
Orbcomm*	3,075	50,461
Time Warner Telecom, Cl A*	2,735	54,973
Total Telecommunications Services		134,278
Therapeutics — 1.3%		
Theravance*	1,310	41,920
Total Therapeutics		41,920
Transactional Software — 2.6%		
Innerworkings*	3,155	50,543
VeriFone Holdings*	983	34,651
Total Transactional Software		85,194
Web Hosting/Design — 1.2%		
Equinix*	450	41,162
Total Web Hosting/Design		41,162
Wireless Equipment — 1.0%		
Novatel Wireless*	1,300	33,826
Total Wireless Equipment		33,826
Wound, Burn & Skin Care — 0.4%		
Obagi Medical Products*	824	14,601
Total Wound, Burn & Skin Care		14,601
Total Common Stock (Cost $2,544,576)		3,025,128

Description	Shares	Value
Investment Company — 4.8%		
iShares Russell 2000 Growth Index Fund	1,850	$ 158,693
Total Investment Company (Cost $156,362)		158,693
Money Market Fund — 3.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	108,557	108,557
Total Money Market Fund (Cost $108,557)		108,557
Total Investments — 100.0% (Cost $2,809,495)		3,292,378
Other Assets and Liabilities, Net — 0.0%		479
Total Net Assets — 100.0%		$ 3,292,857

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of June 30, 2007.

Cl — Class

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES

AS OF JUNE 30, 2007 (UNAUDITED)

	Old Mutual Small Cap Growth Portfolio
Assets:	
Investment Securities, at cost	$ 2,809,495
Investment Securities, at value	$ 3,292,378
Receivable for Investments Sold	121,575
Receivable from Investment Advisor	4,427
Dividends and Interest Receivable	630
Total Assets	3,419,010
Liabilities:	
Payable for Investments Purchased	69,189
Payable to Custodian	32,087
Payable for Capital Shares Redeemed	4,146
Payable for Management Fees	2,545
Payable for Trustees' fees	9
Accrued Expenses	18,177
Total Liabilities	126,153
Net Assets	$ 3,292,857
Net Assets:	
Paid-In Capital ($0.001 par value, unlimited authorization) based on 316,253 oustanding shares of beneficial interest	$ 4,182,154
Accumulated Net Investment Loss	(14,332)
Accumulated Net Realized Loss on Investments	(1,357,848)
Net Unrealized Appreciation on Investments	482,883
Net Assets	$ 3,292,857
Net Asset Value, Offering and Redemption Price Per Share	$ 10.41

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 (UNAUDITED)

	Old Mutual Small Cap Growth Portfolio
Investment Income:	
Dividends	$ 1,608
Interest	706
Total Investment Income	2,314
Expenses:	
Management Fees	14,780
Trustees' Fees	607
Transfer Agent Fees	13,070
Custodian Fees	6,357
Printing Fees	4,242
Professional Fees	1,771
Other Expenses	895
Total Expenses	41,722
Less:	
Waiver of Management Fees	(14,780)
Reimbursement of Other Expenses by Investment Advisor	(10,296)
Net Expenses	16,646
Net Investment Loss	(14,332)
Net Realized Gain from Security Transactions	357,885
Net Change in Unrealized Appreciation on Investments	97,461
Net Realized and Unrealized Gain on Investments	455,346
Increase in Net Assets Resulting from Operations	$441,014

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Old Mutual Small Cap Growth Portfolio	
	1/1/07 to 6/30/07 (Unaudited)	1/1/06 to 12/31/06
Investment Activities:		
Net Investment Loss	$ (14,332)	$ (26,615)
Net Realized Gain from Security Transactions	357,885	991,159
Net Change in Unrealized Appreciation (Depreciation) on Investments	97,461	(733,957)
Net Increase in Net Assets Resulting from Operations	441,014	230,587
Capital Share Transactions:		
Shares Issued	189,911	296,034
Shares Redeemed	(382,373)	(780,619)
Decrease in Net Assets Derived from Capital Shares Transactions	(192,462)	(484,585)
Total Increase (Decrease) in Net Assets	248,552	(253,998)
Net Assets:		
Beginning of Period	3,044,305	3,298,303
End of Period	**$3,292,857**	**$3,044,305**
Accumulated Net Investment Loss	$ (14,332)	$ —
Shares Issued and Redeemed:		
Shares Issued	19,632	34,054
Shares Redeemed	(39,254)	(90,095)
Net Decrease in Shares Outstanding	(19,622)	(56,041)

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH FISCAL YEAR OR PERIOD ENDED DECEMBER 31 AND
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Loss to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL SMALL CAP GROWTH PORTFOLIO														
2007*	$9.06	$(0.04)[1]	$ 1.39	$ 1.35	$—	$ —	$—	$10.41	14.90%[†]	$3,292,857	1.07%**	2.68%**	(0.92)%**	93.83%[†]
2006	8.42	(0.07)[1]	0.71	0.64	—	—	—	9.06	7.60%	3,044,305	1.07%	2.46%	(0.83)%	299.96%
2005	8.06	(0.08)[1]	0.44	0.36	—	—	—	8.42	4.47%	3,298,303	1.20%	2.39%	(1.01)%	64.42%
2004	8.02	(0.08)[1]	0.12	0.04	—	—	—	8.06	0.50%	4,390,461	1.20%	1.94%	(1.13)%	80.70%
2003	5.12	(0.07)[1]	2.97	2.90	—	—	—	8.02	56.64%	5,866,653	1.20%	1.79%	(1.13)%	67.82%
2002	8.49	(0.07)	(3.30)	(3.37)	—	—	—	5.12	(39.69)%	5,419,380	1.20%	1.69%	(1.15)%	114.11%

 * For the six-month period ended June 30, 2007.
** Ratios for periods less than one year have been annualized.
 † Total return and portfolio turnover rate are for the period indicated and have not been annualized.
 [1] Per share calculations were performed using the average shares for the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Old Mutual Small Cap Growth Portfolio (the "Small Cap Growth Portfolio") is a series fund of Old Mutual Insurance Series Fund (the "Trust"), a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust consists of the Small Cap Growth Portfolio and seven other funds: the Old Mutual Large Cap Growth Concentrated Portfolio, the Old Mutual Large Cap Growth Portfolio, the Old Mutual Mid-Cap Portfolio, the Old Mutual Select Value Portfolio, the Old Mutual Growth II Portfolio, the Old Mutual Small Cap Portfolio, and the Old Mutual Columbus Circle Technology and Communications Portfolio, (each a "Portfolio" and, collectively, the "Portfolios").

The Small Cap Growth Portfolio is classified as a diversified management investment company. The financial statements for the Small Cap Growth Portfolio are presented in this report; financial statements for the other Portfolios are presented separately. The Trust's prospectuses provide a description of each Portfolio's investment objectives, policies and strategies. The assets of a Portfolio are segregated, and a shareholder's interest is limited to the Portfolio in which shares are held. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies. At June 30, 2007, 100% of the outstanding shares of the Small Cap Growth Portfolio was held by the account of one participating insurance company.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Small Cap Growth Portfolio.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amount of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of a Portfolio that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the NASDAQ official closing price, or if there is none, at the last sales price. If there is no such reported sale, these securities and unlisted securities for which market quotations are not readily available are valued at the last bid price.

The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, the security is valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities may be valued based upon quotations from the primary market in which they are traded, and are converted from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for a Portfolio are declared and paid annually, if available. Distributions from net realized capital gains for each Portfolio are generally made to shareholders annually, if available. Distributions to shareholders are recognized on the ex-dividend date.

Foreign Withholding Taxes — A Portfolio may be subject to taxes imposed by countries in which it invests with respect to its investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolio accrues such taxes when the related income is earned.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — A Portfolio may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolio will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolio each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolio could lose more than the original margin deposit required to initiate the futures transaction. The Small Cap Growth Portfolio had no outstanding futures contracts as of June 30, 2007.

Options — A Portfolio may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolio intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolio writes or purchases an option, an amount equal to the premium received or paid by the Portfolio is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolio on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolio has realized a gain or a loss on investment transactions. The Portfolio, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option. The Small Cap Growth Portfolio had no outstanding options contracts as of June 30, 2007.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are allocated to the Portfolios on the basis of relative net assets. The Trust has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. During the six-month period ended June 30, 2007, no interest was earned by the Trust under this arrangement.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Advisor — Effective January 1, 2006, the Board approved Old Mutual Capital, Inc. ("Old Mutual Capital" or "Advisor") to serve as the investment advisor to each Portfolio, replacing Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Trust's previous advisor, subject to shareholder approval of a management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct wholly owned subsidiary of Old Mutual, plc, a London-Exchange listed international financial services firm. Effective April 19, 2006, shareholders approved the Management Agreement for each of the Trust's Portfolios. Under the terms of the Management Agreement, Old Mutual Capital is obligated to provide advisory services that were previously provided by Liberty Ridge, and administrative services that were previously provided by Old Mutual Fund Services (the "Administrator"). In exchange for providing these services, Old Mutual Capital is entitled to receive a Management Fee ("Management Fee"), calculated daily and paid monthly at an annual rate based on the average daily net assets of each Portfolio as set forth in the table below. The Management Fee paid to Old Mutual Capital under the terms of the Interim Agreement and Management Agreement is less than the combined advisory and administrative fees that were previously paid by the Portfolio to the former advisor.

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%

Expense Limitation Agreement — In the interest of limiting expenses of the Small Cap Growth Portfolio, the Advisor has entered into an expense limitation agreement ("Expense Limitation Agreement"), with respect to the Small Cap Growth Portfolio, pursuant to which the Advisor has contractually agreed to waive through December 31, 2008, its Management Fees and assume other expenses of the Small Cap Growth Portfolio to the extent necessary to limit the total annual operating expenses to no more than 1.07% of the Small Cap Growth Portfolio's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Small Cap Growth Portfolio's business.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Small Cap Growth Portfolio of the Management Fees waived and other expenses paid by the Advisor, pursuant to the Expense Limitation Agreement, during any of the three previous fiscal years may be made when the Small Cap Growth Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Small Cap Growth Portfolio to exceed 1.07%. Consequently, no reimbursement by the Small Cap Growth Portfolio will be made unless: (i) the Small Cap Growth Portfolio's assets exceed $75 million; (ii) the Small Cap Growth Portfolio's total annual operating expense ratio is less than 1.07%, and (iii) the payment of such reimbursement is approved by the Board. Old Mutual Capital and Liberty Ridge have agreed not to seek reimbursement of fees waived or limited or other expenses paid previously by Liberty Ridge as the previous investment advisor.

At December 31, 2006, pursuant to the above, the amount of previously waived and reimbursed fees for the Small Cap Growth Portfolio for which the Advisor may seek reimbursement was $44,591 (expiring December 31, 2009) and $25,076 (expiring December 31, 2010). As of June 30, 2007, the net assets of the Small Cap Growth Portfolio are less than $75 million.

Sub-Advisory Agreements — Effective January 1, 2006, the Trust, on behalf of the Small Cap Growth Portfolio, and the Advisor entered into an interim sub-advisory agreement with Copper Rock Capital Partners, LLC Inc. to provide sub-advisory services to the Small Cap Growth Portfolio on an interim basis pending shareholder approval of the final sub-advisory agreement ("Sub-Advisory Agreement"), which was received on April 19, 2006.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreement, the sub-advisor is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of the Small Cap Growth Portfolio net of 50% of any waivers, reimbursement payments and alliance fees waived, reimbursed or paid by the Advisor. The sub-advisory fees are calculated as follows:

	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Small Cap Growth Portfolio	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the Securities and Exchange Commission that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. Each of the Portfolios in the Trust intends to rely on the exemptive order and operate in the manner described above. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio.

Sub-Administrator — SEI Investments Global Funds Services (the "Sub-Administrator") serves as sub-administrator to the Trust. SEI Investments Management Corporation, a wholly owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. The Sub-Administrator assists Old Mutual Capital in connection with the administration of the business and affairs of the Trust. Pursuant to a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement") between Old Mutual Capital and the Sub-Administrator, Old Mutual Capital pays the Sub-Administrator at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds and the Old Mutual Advisor Funds II of: (i) 0.0165% on the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.0100% of the excess over $20 billion and (B) a fee based on the aggregate number of Portfolios of the Trust, Old Mutual Advisor Funds and Old Mutual Advisor Funds II calculated at the sum of between $50,000 and $60,000 per Portfolio, depending on the total number of portfolios. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. Pursuant to the provisions of the Sub-Administrative Agreement, written notice has been provided to the Sub-Administrator of the intent to terminate the Sub-Administrative Agreement, effective as of December 31, 2007.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation for serving in such capacity.

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services related to the Trust to persons who beneficially own interests in the Trust.

Custodian — U.S. Bank, N.A. serves as the custodian for each of the Portfolios. Pursuant to the provisions of the Mutual Fund Custody Agreement (the "Custody Agreement") with U.S. Bank, N.A., the Trust has provided written notice to U.S. Bank, N.A. of its intention to terminate the Custody Agreement, effective as of November 2, 2007. The Board has approved the appointment of the Bank of New York Mellon to serve as custodian, following termination of the Custody Agreement with U.S. Bank, N.A.

Officers of the Trust who are or were officers of the Advisor, Administrator, Sub-Administrator and/or the Distributor received no compensation from the Trust.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold, other than short-term investments and U.S. Government securities, for the Small Cap Growth Portfolio for the six-month period ended June 30, 2007, were $2,920,605 and $3,192,233, respectively.

5. Federal Tax Information

The Small Cap Growth Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

Notes to Financial Statements — continued

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid-in capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2006, primarily attributable to certain net operating losses, which, for tax purposes, are not available to offset future income, were reclassified to/from the following accounts:

Decrease Paid-In Capital	Increase Undistributed Net Investment Income
$(26,615)	$26,615

This reclassification had no effect on net assets or net asset value per share.

No dividends or distributions were declared during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the components of accumulated losses were as follows:

Capital loss carryforwards expiring:	
December 2010	$ (945,292)
December 2011	(750,922)
Unrealized appreciation	365,903
	$ (1,330,311)

For federal income tax purposes, net realized capital losses may be carried forward and applied against future capital gains for a maximum period up to eight years. During the year ended December 31, 2006, the Small Cap Growth Portfolio utilized $1,008,080 of capital loss carryforwards to offset net realized capital gains.

The federal tax cost and aggregate gross unrealized appreciation and depreciation of securities held by the Small Cap Growth Portfolio for federal income tax purposes at June 30, 2007 were as follows:

Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation
$2,809,495	$543,678	$(60,795)	$482,883

6. Concentrations/Risks

Like all investments in securities, you risk losing money by investing in the Portfolios. The main risks of investing in the Small Cap Growth Portfolio are:

Stock Market Risk — The value of the stocks and other securities owned by the Small Cap Growth Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market also may fail to recognize the intrinsic worth of an investment or the sub-advisor may misgauge that worth.

Small Company Risk — The Small Cap Growth Portfolio invests in small-size companies. While small-size companies may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Small Cap Growth Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk — Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Small Cap Growth Portfolio's growth style of investing, and the Small Cap Growth Portfolio's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk — Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Small Cap Growth Portfolio may overweight specific industries within certain sectors, which may cause the Small Cap Growth Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries. For example, the Small Cap Growth Portfolio's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition, and government regulation.

In the normal course of business, the Small Cap Growth Portfolio enters into various contracts that provide for general indemnifications. The Small Cap Growth Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Small Cap Growth Portfolio. However, based on experience, the Small Cap Growth Portfolio expects the risk of loss to be remote.

7. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisors Funds II, Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the "Trusts"), on behalf of each series portfolio of the Trusts (for the purposes of this Note 7, "the Funds"), each of the Portfolios may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Lending Portfolios from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the Portfolios may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2007.

8. LITIGATION

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Advisor Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "morelikely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. Based on its analysis, the Advisor has determined that the adoption of FIN 48 did not have a material impact on the Portfolio's financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2007, the Small Cap Growth Portfolio does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Portfolio voted proxies relating to Portfolio securities during the twelve-month period ended June 30, 2007 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Insurance Series Fund Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — June 30, 2007

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. A Portfolio may charge transaction fees. A Portfolio also incurs various ongoing expenses, including management fees, and other Portfolio expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Small Cap Growth Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Small Cap Growth Portfolio under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Small Cap Growth Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Small Cap Growth Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Small Cap Growth Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different portfolios or funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/07	Ending Account Value 6/30/07	Annualized Expense Ratios For the Six-Month Period	Expenses Paid During Six-Month Period*
Old Mutual Small Cap Growth Portfolio				
Actual Portfolio Return	$1,000.00	$1,149.00	1.07%	$5.70
Hypothetical 5% Return	1,000.00	1,019.49	1.07%	5.36

* Expenses are equal to the Small Cap Growth Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

OLD MUTUAL INSURANCE SERIES FUND

CONTACT US FOR MORE INFORMATION
ABOUT THE OLD MUTUAL INSURANCE SERIES FUND

BY TELEPHONE

888-772-2888

BY MAIL

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, MO 64121-9534

IN PERSON

4643 South Ulster Street, Suite 600
Denver, CO 80237

ON THE INTERNET

oldmutualfunds.com

This semi-annual report is intended for the general information of Old Mutual Insurance Series Fund shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Insurance Series Fund, by visiting oldmutualfunds.com or by calling 888-772-2888 toll-free. Please read the prospectus carefully before investing.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.

R-07-110 07/2007